B2GOLD CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the quarter ended September 30, 2018
(All tabular amounts are expressed in thousands of United States dollars, unless otherwise stated)

This Management’s Discussion and Analysis (“MD&A”) has been prepared as at November 6, 2018 and contains certain “forward-looking statements” under Canadian and United States securities laws. All statements, other than statements of historical fact, included herein, including without limitation statements regarding potential mineralization, exploration results and future plans and objectives of B2Gold Corp. (the “Company” or “B2Gold”), are forward-looking statements that involve various risks, uncertainties and assumptions. See the “Caution on Forward-Looking Information” section. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements, as a result of a number of factors, including those set out in “Risks and Uncertainties.”
The following discussion of the operating results and financial position of the Company should be read in conjunction with the unaudited condensed interim consolidated financial statements and the notes thereto of the Company for the three and nine months ended September 30, 2018 which have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting of International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and the audited consolidated financial statements and the notes thereto of the Company for the year ended December 31, 2017. All amounts are expressed in United States dollars, unless otherwise stated. All production results and the Company's guidance presented in this MD&A reflect total production at the mines the Company operates on a 100% basis.
Additional information related to B2Gold Corp., including the Annual Information Form, is available on SEDAR at www.sedar.com.
OVERVIEW
B2Gold Corp. is a Vancouver-based gold producer with five operating mines (one in Mali, one in Namibia, one in the Philippines and two in Nicaragua). In addition, the Company has a portfolio of other evaluation and exploration projects in Mali, Burkina Faso, Colombia, Nicaragua, Namibia and Finland. The Company currently operates the Fekola Mine in Mali, which achieved commercial production on November 30, 2017, the Otjikoto Mine in Namibia, the Masbate Mine in the Philippines and La Libertad and El Limon mines in Nicaragua. The Company also has an 81% interest in the Kiaka Project in Burkina Faso and a 49% interest in the Gramalote Project in Colombia.
Consolidated gold revenue in the third quarter of 2018 was $324 million on record quarterly sales of 268,527 ounces at an average price of $1,206 per ounce compared to $154 million on sales of 121,597 ounces at an average price of $1,267 per ounce in the third quarter of 2017. This significant increase in revenue of 110% ($170 million) was attributable to higher gold production and timing of gold sales (relating to the sale of opening gold bullion and in-circuit inventories at the beginning of the quarter). For the first nine months of 2018, consolidated gold revenue was a year-to-date record $953 million on record year-to-date sales of 749,102 ounces at an average price of $1,272 per ounce compared to $465 million on sales of 373,271 ounces at an average price of $1,245 per ounce in the first nine months of 2017. This significant increase in revenue of 105% ($488 million) was attributable to the higher gold production and timing of gold sales (relating to the sale of opening gold bullion and in-circuit inventories at the beginning of the year).
With the new large, low-cost Fekola Mine in Mali in its first full year of production (after achieving commercial production on November 30, 2017), consolidated gold production in the third quarter of 2018 was a quarterly record of 242,040 ounces, a significant increase of 78% (106,412 ounces) over the same period last year and overall in-line with budget. In its third full-quarter of commercial operations, the new Fekola Mine continued to operate above plan, producing 107,002 ounces of gold, 2% (1,583 ounces) above original budget. In addition, the Masbate Mine in the Philippines produced 57,542 ounces of gold, the second highest quarterly production ever for the mine, which was 29% (12,845 ounces) above budget and 24% (10,985 ounces) higher than the third quarter of 2017. Based on Masbate’s strong year-to-date performance, the Company has revised Masbate’s annual 2018 production guidance range higher to be between 200,000 to 210,000 ounces of gold (original guidance range was between 180,000 to 190,000 ounces). The Otjikoto Mine in Namibia also had another solid quarter and exceeded its targeted production level. The strong operational performances by the Fekola, Masbate and Otjikoto mines offset the production shortfalls from the Company’s La Libertad and El Limon mines in Nicaragua, whose operations continued to be affected by the current national political unrest in that country (refer to “Review of Mining Operations and Development Projects" section below). In light of La Libertad’s underperformance, for the full-year 2018, La Libertad Mine is now forecast to produce between 90,000 to 95,000 ounces of gold (original guidance range was 115,000 to 120,000 ounces). Consolidated gold production in the first nine months of 2018 was a year-to-date record of 721,817 ounces, 5% (31,888 ounces) above original budget and 85% (332,005 ounces) higher than the first nine months of 2017. Overall consolidated gold production remains unchanged and is expected to be at the upper end of the Company's revised guidance range of between 920,000 and 960,000 ounces.

In the third quarter of 2018, consolidated cash operating costs1 were $504 per ounce, right on budget and $59 per ounce or 10% less than the third quarter of 2017. Consolidated cash operating costs per ounce in the third quarter of 2018 were lower than the third quarter of 2017 mainly due to the inclusion of a full quarter of low-cost commercial production from the Fekola Mine. The Fekola Mine’s cash operating costs were $383 per gold ounce for the third quarter of 2018, $34 per ounce higher than budget resulting from higher fuel costs and higher than budget processing throughput, resulting from a decision to process above budgeted tonnage from low and medium grade stockpiles during the period. Offsetting this, the Masbate Mine continued to outperform budget in the third quarter of 2018. For the nine months ended September 30, 2018, consolidated cash operating costs were $486 per ounce, $51 per ounce or 9% less than budget and $99 per ounce or 17% less than the comparable period in 2017. The favourable variance against budget reflects higher than budgeted gold production at the Fekola, Otjikoto and Masbate mines coupled with lower production costs at these mines. These favourable variances were partially offset by lower than budgeted production from La Libertad and El Limon mines. The Fekola Mine’s cash operating costs were $321 per ounce for the first nine months of 2018, $38 lower than budget.
All-in sustaining costs2 for the three months ended September 30, 2018 were $749 per ounce compared to budget of $754 per ounce and $921 per ounce for the prior year quarter. All-in sustaining costs for the third quarter of 2018 were lower than the third quarter of 2017 due to the inclusion of a full quarter of low cost commercial production from the Fekola Mine. All-in sustaining costs for the nine months ended September 30, 2018 were $740 per ounce compared to a budget of $837 per ounce and $927 per ounce for the prior year comparable period. The decrease compared to budget was mainly a result of a lower than budgeted cash operating costs as discussed above, lower capital expenditures (mainly at La Libertad mine) and lower than planned sustaining exploration expenditures mainly at the Fekola Mine as the Company's Mali exploration team is focused on the Fekola North Extension, which is considered to be a non-sustaining expenditure. All-in sustaining costs for the first nine months of 2018 were lower than the comparable period in 2017 due to higher production and 17% lower cash operating costs per ounce.
The Company’s forecast consolidated cash operating costs are expected to remain low in 2018 and be at the low end of the Company's guidance range of between $505 and $550 per ounce. All-in sustaining costs are also expected to remain low and be at the low-end of the Company's consolidated guidance range of between $780 and $830 per ounce.
For the third quarter of 2018, the Company generated net income of $16 million ($0.01 per share) compared to net income of $12 million ($0.01 per share) in the third quarter of 2017. Adjusted net income3 for the third quarter of 2018 was $45 million ($0.05 per share) compared to adjusted net income of $14 million ($0.01 per share) in the third quarter of 2017. For the nine months ended September 30, 2018, the Company generated net income of $95 million ($0.09 per share) compared to a net income of $27 million ($0.03 per share) in the comparable period of 2017. Adjusted net income for the nine months ended September 30, 2018 was $149 million ($0.15 per share) compared to adjusted net income of $46 million ($0.05 per share) in the comparable period of 2017.
Cash flow provided by operating activities was $143 million in the third quarter of 2018 compared to $42 million in the third quarter of 2017, an increase of $101 million. Cash flow provided by operating activities was $377 million in the first nine months of 2018 compared to $129 million in the first nine months of 2017, an increase of $248 million. The increases for both the three and nine month periods reflect increases in revenues, partially offset by higher production costs and royalties and production costs. In addition, both periods had higher current income taxes mainly as a result of the Fekola Mine in Mali reaching commercial production on November 30, 2017.
The B2Gold operations team is currently updating pit designs and mine plans, based on the new Fekola Mineral Resource estimate, to establish new long-term production schedules and potentially updated Probable Mineral Reserves. In conjunction, an engineering study is underway to evaluate the Fekola mill expansion potential along with the evaluation of larger mining fleet options. The expansion study is focused on expanding mill throughput to 7.5 Mtpa. The study is expected to be completed by year-end 2018 and the results will feed into an overall mine/mill expansion evaluation to optimize the economics of the significantly larger, new Fekola Mineral Resource.

On August 8, 2018, the Company was informed that the Malian Council of Ministers approved the participation of the State in Fekola SA for a total of 20% (being the 10% free carried interest plus the additional 10% interest), through an ordinance and a decree of the Council of Ministers, signed by the President.

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1 “Cash operating costs” a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
2 “All-in sustaining costs” is a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”
3 “Adjusted net income” is a non-IFRS measure; for a reconciliation from this measure to the most directly comparable measure specified, defined or determined under IFRS and presented in our financial statements, refer to “Non-IFRS Measures”

In February 2018, the Company announced a positive initial open-pit inferred mineral resource at the newly-discovered El Limon Central zone in Nicaragua, of 5,130,000 tonnes at a grade of 4.92 grams per tonne ("g/t") of gold containing 812,000 ounces of gold (100% basis). Inferred Mineral Resources are amenable to open-pit mining methods and are reported within a pit shell run using a gold price of US$1,400/oz., an average gold recovery of 83.8% (based on preliminary metallurgical testwork), and recent El Limon Mine cash operating costs. On October 5, 2018, the Company was granted the mine permit for the Limon Central Pit. Infrastructure development and pre-stripping operations at Limon Central commenced in late October 2018.
On October 22, 2018, the Company announced positive results of an expansion study for El Limon Mine (see news release dated 10/22/2018). The expansion study was conducted to evaluate the life-of-mine ("LoM") options for combining the remaining underground Inferred Mineral Resources with the new El Limon Central zone open-pit Inferred Mineral Resource. The results of this study recommend the expansion of the existing plant from 485,000 tonnes per annum ("tpa") to 600,000 tpa and addition of a third stage of milling to achieve a fine grind. The result would be a much longer mine life with significantly higher gold production and lower cash operating costs and all-in sustaining costs. The third stage of milling also allows for the reprocessing of old tailings at the end of the mine life. B2Gold’s technical team is currently updating El Limon Inferred Mineral Resource to include recent additional drilling results and conducting mine optimization studies. These studies are expected to be completed in the first quarter of 2019.

On May 29, 2018, the Company celebrated the official opening of the B2Gold Solar Plant at its Otjikoto Mine in Namibia. Changing the power plant to a heavy fuel oil ("HFO") solar hybrid plant is expected to reduce processing costs by approximately 3%, reducing power costs by approximately $0.026/kWh.
In February 2018, the Company announced a positive initial Inferred Mineral Resource estimate for the Toega Project located in Burkina Faso with an initial Inferred Mineral Resource estimate of 17,530,000 tonnes of 2.01 grams per tonne, containing 1,130,000 ounces of gold (100% basis). The Toega mineralized zone now extends 1,200 metres along strike, and is 430 metres wide and up to 400 metres deep. The Toega mineralized zone remains open along strike to the north-northeast and down dip. Recent drilling has intersected good grade in a potential new mineralized zone. Drilling is ongoing to infill and determine the ultimate size and economic potential of the Toega zone and to further test the new mineralized zone.
At September 30, 2018, the Company had cash and cash equivalents of $355 million compared to cash and cash equivalents of $147 million at December 31, 2017. Working capital at September 30, 2018 was $132 million compared to a working capital deficit of $99 million at December 31, 2017. In anticipation of repayment of the Company's convertible senior subordinated notes (the "Notes") on October 1, 2018, the Company made a drawdown of $200 million on its RCF in late September 2018. Subsequent to September 30, 2018, the Company repaid in full its $259 million aggregate principal amount of Notes (plus accrued interest). Following the successful achievement of commercial production at the Fekola Mine in late 2017, the Company has been reducing its total debt outstanding throughout the course of 2018. The Company started 2018 with total debt outstanding of approximately $700 million (comprised of the drawn portion of the RCF, convertible notes and equipment loans and leases). The Company expects to have reduced its total debt outstanding to approximately $500 million by December 31, 2018, a reduction of approximately $200 million for the year.

REVIEW OF FINANCIAL RESULTS
Selected Quarterly Financial and Operating Results

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017

Gold revenue ($ in thousands)	323,855	154,109	952,949	464,687

Net income ($ in thousands)	16,036	12,393	94,797	27,100

Earnings per share – basic(1) ($/share)	0.01	0.01	0.09	0.03

Earnings per share – diluted(1) ($/share)	0.01	0.00	0.07	0.03

Cash flows from operating activities(2) ($ in thousands)	143,235	41,772	376,722	129,394

Gold sold (ounces)	268,527	121,597	749,102	373,271

Average realized gold price ($/ounce)	1,206	1,267	1,272	1,245

Gold produced, excluding Fekola pre-commercial production results (ounces)	242,040	129,288	721,817	383,472

Gold produced, including Fekola pre-commercial production results (ounces)	242,040	135,628	721,817	389,812

Cash operating costs(3) ($/ounce gold)	504	563	486	585

Total cash costs(3) ($/ounce gold)	587	614	569	632

All-in sustaining costs(3) ($/ounce gold)	749	921	740	927

Adjusted net income(3) ($ in thousands)	44,941	13,887	148,626	46,095

Adjusted earnings per share(3) – basic ($)	0.05	0.01	0.15	0.05
(1) Attributable to the shareholders of the Company.
(2) Cash flows provided by operating activities for the three and nine months ended September 30, 2018 and 2017, each included delivery into Prepaid Sales transactions of $15 million and $45 million, respectively, while the nine months ended September 30, 2017 also included $30 million in proceeds from Prepaid Sales transactions and delivery into Prepaid Sales transactions.
(3) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
Third quarter 2018 and 2017
Revenue
Consolidated gold revenue in the third quarter of 2018 was $324 million on record quarterly sales of 268,527 ounces at an average price of $1,206 per ounce compared to $154 million on sales of 121,597 ounces at an average price of $1,267 per ounce in the third quarter of 2017. This significant increase in revenue of 110% ($170 million) was attributable to higher gold production and timing of gold sales (relating to the sale of opening gold bullion and in-circuit inventories at the beginning of the quarter).
Consolidated gold revenue for the third quarter of 2018 included $15 million relating to the delivery of gold into the Company's Prepaid Sales contracts associated with the Company's Prepaid Sales transactions entered into in March 2016. During the third quarter of 2018, 12,908 ounces of gold were delivered under these contracts.

In the third quarter of 2018, the Fekola Mine accounted for $152 million (Q3 2017 - $nil) of gold revenue from the sale of 125,400 ounces (Q3 2017 - nil), the Otjikoto Mine accounted for $50 million (Q3 2017 - $65 million) of gold revenue from the sale of 41,709 ounces (Q3 2017 - 50,329 ounces), the Masbate Mine accounted for $79 million (Q3 2017 - $56 million) of gold revenue from the sale of 65,100 ounces (Q3 2017 - 44,100 ounces), La Libertad Mine accounted for $28 million (Q3 2017 - $22 million) of gold revenue from the sale of 23,324 ounces (Q3 2017 - 17,142 ounces) and $16 million (Q3 2017 - $13 million) of gold revenue was contributed by El Limon Mine from the sale of 12,994 ounces (Q3 2017 - 10,026 ounces).

Production and operating costs
With the new large, low-cost Fekola Mine in Mali in its first full year of production (after achieving commercial production on November 30, 2017), consolidated gold production in the third quarter of 2018 was a quarterly record of 242,040 ounces, a significant increase of 78% (106,412 ounces) over the same period last year and overall in-line with budget. In its third full-quarter of commercial operations, the new Fekola Mine continued to operate above plan, producing 107,002 ounces of gold, 2% (1,583 ounces) above original budget. In addition, the Masbate Mine in the Philippines produced 57,542 ounces of gold, the second highest quarterly production ever for the mine, which was 29% (12,845 ounces) above budget and 24% (10,985 ounces) higher than the third quarter of 2017. The Otjikoto Mine in Namibia also had another solid quarter and exceeded its targeted production level. The strong operational performances by the Fekola, Masbate and Otjikoto mines offset the production shortfalls from the Company’s La Libertad and El Limon mines in Nicaragua, whose operations continued to be affected by the current national political unrest in that country (refer to “Review of Mining Operations and Development Projects" section below).
In the third quarter of 2018, consolidated cash operating costs (refer to "Non-IFRS Measures") were $504 per ounce, right on budget and $59 per ounce or 10% less than the third quarter of 2017. Consolidated cash operating costs per ounce in the third quarter of 2018 were lower than the third quarter of 2017 mainly due to the inclusion of a full quarter of low-cost commercial production from the Fekola Mine. The Fekola Mine’s cash operating costs were $383 per gold ounce for the third quarter of 2018, $34 per ounce higher than budget resulting from higher fuel costs and higher than budget processing throughput, resulting from a decision to process above budgeted tonnage from low and medium grade stockpiles during the period. Offsetting this, the Masbate Mine continued to outperform budget in the third quarter of 2018.
All-in sustaining costs (refer to "Non-IFRS Measures") for the three months ended September 30, 2018 were $749 per ounce compared to budget of $754 per ounce and $921 per ounce for the prior year quarter. All-in sustaining costs for the third quarter of 2018 were lower than the third quarter of 2017 due to the inclusion of a full quarter of low cost commercial production from the Fekola Mine.
Royalties and production taxes
Royalties and production taxes included in total cost sales were $20 million for the three months ended September 30, 2018 compared to $7 million for the comparable period in 2017. The increase in royalties and production taxes was due to a 121% increase in the gold ounces sold, the inclusion of sales from the Fekola Mine which have a higher total royalty/production tax rate of 8.25% compared to the Company's other mines which range from 4% to 6%, partially offset by a 5% decrease in the average realized gold price.
Depreciation and depletion
Depreciation and depletion expense included in total cost of sales was $82 million in the third quarter of 2018 compared to $38 million in the third quarter of 2017. The increase in depreciation expense was mainly due to a 121% increase in the gold ounces sold and partially offset by a 1% decrease in the depreciation charge per ounce of gold sold.
Other
General and administrative (“G&A”) costs relate mainly to the Company’s head office in Vancouver, the Managua and Santo Domingo offices in Nicaragua, the Makati office in the Philippines, the Windhoek office in Namibia, the Bamako office in Mali (starting after commencement of commercial production on December 1, 2017). G&A for the third quarter of 2018 was $12 million compared to $8 million for the third quarter of 2017. The $4 million increase compared to the prior year quarter consisted mainly of an increase in personnel costs resulting from the timing of bonus accruals and payments of $2 million and $1 million of G&A incurred in the third quarter of 2018 relating to the Bamako office in Mali, which was previously capitalized as part of the Fekola Mine development costs in the third quarter of 2017.
Share-based payment expense for the three months ended September 30, 2018 was $9 million compared to $4 million in the comparable period of 2017. The $5 million increase was a result of timing of option grants (25 million options granted to employees at a weighted average price of Cdn. $3.35 in the third quarter of 2018 compared to none in the third quarter of 2017).
During the third quarter of 2018, the Company identified an indicator of impairment reversal for El Limon Mine and an indicator of impairment for La Libertad Mine, resulting in a net impairment charge for its Nicaraguan operations of $3 million.

The Company’s results for the third quarter of 2018 included a non-cash mark-to-market loss of $1 million on the convertible senior subordinated notes compared to a non-cash mark-to-market gain of $8 million in the third quarter of 2017. The convertible notes are measured at fair value on each financial reporting period-end date with changes flowing through the statement of operations. At September 30, 2018, the convertible notes were trading at 100.0% of par value compared with 100.3% at June 30, 2018. On October 1, 2018, the Company repaid the notes in cash.

The Company reported $8 million in interest and financing expense during the third quarter of 2018 as compared with $2 million (net of capitalized interest) in the third quarter of 2017. During the three months ended September 30, 2017, the Company capitalized interest costs on its borrowings attributable to funds spent on the Fekola Project in the amount of $6 million. Interest capitalization ceased December 1, 2017 when commercial production was achieved. Interest expense (net of capitalized interest) relating to the convertible senior subordinated notes was recorded as part of the overall change in fair value of the notes in the statement of operations.
For the third quarter of 2018, the Company recorded a net current income and other tax expense of $26 million compared to $7 million in the third quarter of 2017, consisting of current income tax of $19 million (Q3 2017 - $6 million), the 10% priority dividend to the State of Mali of $4 million (Q3 2017 - $nil), withholding tax (on intercompany interest/management fees) of $2 million (Q3 2017 - $nil), and Nicaraguan advalorem and alternative minimum tax of $1 million (Q3 2017 - $1 million). Current income tax expense of $19 million was effectively based on pre-tax net income of $117 million, made up of consolidated net income before taxes of $61 million adjusted for unrecognized and non-deductible tax losses of $56 million. These unrecognized and non-deductible tax losses of $56 million, mainly consisted of accounting depreciation expense of $16 million (relating to consolidated purchase price adjustments), net impairment losses of $3 million (for La Libertad and El Limon), stock-based compensation of $9 million, and head office general & administrative and interest expenses of $18 million (net of derivative gains). Excluding these non-deductible and unrecognized tax losses, the consolidated effective income tax rate was 16% ($19 million/$117 million). Compared to the prior year quarter, current tax expense was higher mainly as a result of the profitable Fekola Mine reaching commercial production on November 30, 2017. The State of Mali's 10% priority dividend on its free carried interest in the Fekola Mine is accounted for as an income tax in accordance with IAS 12, Income Taxes. For the third quarter of 2018, the Company recorded a deferred income tax expense of $19 million compared to a deferred income tax expense of $6 million in the third quarter of 2017, mainly attributable to: (1) a reduction in Otjikoto’s available loss carry forwards (as a result of accelerated tax depreciation) used to offset its estimated taxable income (2) the weakening of the tax basis of the CFA Franc for Fekola and the Namibian dollar for Otjikoto relative to the United States dollar and (3) the write-up in the carrying value of El Limon in the quarter as well as a reduction in the tax benefit associated with El Limon’s older loss carry forwards.
For the third quarter of 2018, the Company generated net income of $16 million ($0.01 per share) compared to a net income of $12 million ($0.01 per share) in the third quarter of 2017. Adjusted net income (refer to “Non-IFRS Measures”) for the third quarter of 2018 was $45 million ($0.05 per share) compared to adjusted net income of $14 million ($0.01 per share) in the third quarter of 2017. Adjusted net income in the third quarter of 2018 primarily excluded share-based payments of $9 million, impairment of long-lived assets of $3 million, unrealized gains on derivative instruments of $2 million and a deferred income tax expense of $19 million.
Cash flow provided by operating activities was $143 million in the third quarter of 2018 compared to $42 million in the third quarter of 2017, an increase of $101 million. This increase is mainly due to an increase in revenues of $170 million, offset by an increase of $60 million in production costs and a $14 million increase in royalties and production taxes. Current income tax expense increased by $19 million but this was partially offset by a $13 million increase in accrued taxes payable. Accrued taxes increased primarily relating to the Fekola Mine in Mali which reached commercial production on November 30, 2017 and the Philippines where the existing five year income tax holiday ended June 30, 2017. On a cash basis, the majority balance of these accrued taxes become due and will be paid in the first and second quarters of 2019 (in conjunction with the filing of the related 2018 corporate income tax returns).
At September 30, 2018, the Company had cash and cash equivalents of $355 million compared to cash and cash equivalents of $147 million at December 31, 2017. Working capital at September 30, 2018 was $132 million compared to a working capital deficit of $99 million at December 31, 2017. In anticipation of repayment of the Company's convertible senior subordinated notes (the "Notes") on October 1, 2018, the Company made a drawdown of $200 million on its RCF in late September 2018 which was included in working capital at September 30, 2018. Subsequent to September 30, 2018, the Company repaid in full its $259 million aggregate principal amount of Notes (plus accrued interest). The repayment of all outstanding principal and accrued interest under the Notes amounted to approximately $263 million. The working capital deficit at December 31, 2017 resulted from the classification of the Company's convertible senior subordinated notes to current liabilities since they were due on October 1, 2018. Repayment of the Notes reflects the ongoing second phase of B2Gold’s strategy to fund construction of the Fekola Mine in Mali without using equity financing. The Company funded construction of Fekola using a combination of operating cashflows from existing mines, debt and equipment loan facilities and prepaid gold contract sales. Following the successful achievement of commercial production at the Fekola Mine in late 2017, the Company has been reducing its total debt outstanding throughout the course of 2018. The Company started 2018 with total debt outstanding of approximately $700 million (comprised of the drawn portion of the RCF, convertible notes and equipment loans and leases). The Company expects to have reduced its total debt outstanding to approximately $500 million by December 31, 2018, a reduction of approximately $200 million for the year.
At September 30, 2018, the Company had drawn $400 million under the $500 million RCF, leaving an undrawn and available balance under the existing facility of $100 million. At September 30, 2018, the Company also had Euro 5 million ($6 million equivalent) of undrawn capacity on its Fekola equipment loan facility and $1 million was available for future drawdowns on its Masbate equipment loan facility. The Company expects to utilize the balance of the undrawn equipment loan facilities for equipment purchases in 2018 and early 2019.
Year-to-date results
Revenue
Consolidated gold revenue for the first nine months of 2018 was a year-to-date record of $953 million on record year-to-date sales of 749,102 ounces at an average price of $1,272 per ounce compared to $465 million on sales of 373,271 ounces at an average price of $1,245 per ounce in the first nine months of 2017. This significant increase in revenue of 105% ($488 million) was attributable to higher gold production and timing of gold sales (relating to the sale of opening gold bullion and in-circuit inventories at the beginning of the year).
Consolidated gold revenue in the nine months ended September 30, 2018 included $45 million related to the delivery of gold into the Company’s Prepaid Sales contracts (accounted for as deferred revenue). During the nine months ended September 30, 2018, 38,724 ounces were delivered under these contracts.
For the nine months ended September 30, 2018, the Fekola Mine accounted for $445 million (2017 - $nil) of gold revenue from the sale of 348,100 ounces (2017 - nil), the Otjikoto Mine accounted for $158 million (2017 - $167 million) of gold revenue from the sale of 124,067 ounces (2017 - 132,887 ounces), the Masbate Mine accounted for $222 million (2017 - $184 million) of gold revenue from the sale of 173,500 ounces (2017 - 147,200 ounces), the Libertad Mine accounted for $80 million (2017 - $85 million) of gold revenue from the sale of 62,366 ounces (2017 - 68,070 ounces) and $53 million (2017 - $32 million) of gold revenue was contributed by the Limon Mine from the sale of 41,069 ounces (2017 - 25,114 ounces).

Production and operating costs

With the inclusion of Fekola Mine production for the full period, consolidated gold production in the first nine months of 2018 was a year-to-date record of 721,817 ounces, 5% (31,888 ounces) above original budget and 85% (332,005 ounces) higher than the first nine months of 2017. For the nine months ended September 30, 2018, consolidated cash operating costs (refer to “Non-IFRS Measures”) were $486 per ounce, $51 per ounce or 9% less than budget and $99 per ounce or 17% less than the comparable period in 2017. The favourable variance against budget reflects higher than budgeted gold production at the Fekola, Otjikoto and Masbate mines coupled with lower production costs at these mines. These favourable variances were partially offset by lower than budgeted production from La Libertad and El Limon mines. The Fekola Mine’s cash operating costs were $321 per ounce for the first nine months of 2018, $38 lower than budget.
All-in sustaining costs (refer to “Non-IFRS Measures”) for the nine months ended September 30, 2018 were $740 per ounce compared to a budget of $837 per ounce and $927 per ounce for the prior year comparable period. The decrease compared to budget was mainly a result of a lower than budgeted cash operating costs as discussed above, lower capital expenditures (mainly at La Libertad mine) and lower than planned sustaining exploration expenditures mainly at the Fekola Mine as the Company is focusing on the Fekola North Extension, which is considered to be a non-sustaining expenditure. All-in sustaining costs for the first nine months of 2018 were lower than the comparable period in 2017 due to higher production and 17% lower cash operating costs per ounce.
Depreciation and depletion
Depreciation and depletion expense, included in total cost of sales, was $232 million for the nine months ended September 30, 2018 compared to $119 million in the same period in 2017. The increase in depreciation expense was mainly due to a 101% increase in the gold ounces sold partially offset by a 3% decrease in the depreciation charge per ounce of gold sold.
Other
For the nine months ended September 30, 2018, G&A increased by $10 million to $35 million. The $10 million increase compared to the prior year comparable period consisted mainly of $3 million of G&A incurred in the first nine months of 2018 relating to the Bamako office in Mali, which was capitalized as development costs in the first nine months of 2017 and a $5 million increase in personnel costs resulting from the timing of bonus accruals and payments.
On June 15, 2018, the Company completed the sale of its interest in the Mocoa Porphyry copper-molybdenum deposit in Colombia (the "Property") to Libero Copper Corporation ("Libero") for 10,400,000 Common shares of Libero and a 2% net smelter returns royalty on production generated on the Property pursuant to the terms of a share purchase agreement (the "Agreement") dated May 7, 2018, among the Company, Colombian Ventures Ltd., a wholly owned indirect subsidiary of the Company, Libero and Libero Resources Limited, a wholly owned subsidiary of Libero. In connection with this acquisition, the total holdings in the Common shares of Libero held by the Company represented approximately 19% of the outstanding Common shares of Libero then outstanding. Immediately before such acquisition, the Company held no Common shares of Libero. As a result, the property was written down to its estimated fair value of $11 million and impairment losses totalling $18 million were recognized in net income during the first quarter of 2018.

During the third quarter of 2018, the Company identified an indicator of impairment reversal for El Limon Mine and an indicator of impairment for La Libertad Mine, resulting in a net impairment charge for its Nicaraguan operations of $3 million.
On June 7, 2017, the Company completed the sale of all of its rights, title and interest to a 2% net smelter returns royalty (“NSR”), covering Alamos Gold Inc.’s Lynn Lake properties in Manitoba for Cdn. $9 million in cash upon closing and a further contingent payment of up to Cdn. $6 million due 24 months after the property enters commercial production. The Lynn Lake royalty had been acquired by B2Gold in connection with the acquisition of Central Sun Mining Inc. (“Central Sun”) in March 2009. For accounting purposes, no value of the total purchase price relating to the business combination with Central Sun had been allocated to the NSR, based upon an evaluation of the likely cash flows arising from the NSR. As a result, in the second quarter of 2017, the Company recorded a $7 million pre-tax gain on disposal of the NSR. No amount was recorded with respect to the contingent consideration due upon the commencement of commercial production.
The Company’s results for the nine months ended September 30, 2018 included a non-cash mark-to-market gain of $11 million on the convertible senior subordinated notes compared to a non-cash mark-to-market loss of $4 million in the same period of 2017. The convertible notes are measured at fair value on each financial reporting period-end date with changes flowing through the statement of operations. At September 30, 2018, the convertible notes were trading at 100.0% of par value compared with 106.5% at December 31, 2017. On October 1, 2018, the Company repaid the convertible notes in cash.

The Company reported $24 million in interest and financing expense during the nine months ended September 30, 2018 as compared with $7 million (net of capitalized interest) in the comparable period of 2017. During the nine months ended September 30, 2017, the Company capitalized interest costs on its borrowings attributable to funds spent on the Fekola Project in the amount of $16 million. Interest capitalization ceased December 1, 2017 when commercial production was reached. Interest expense (net of capitalized interest) relating to the convertible senior subordinated notes is recorded as part of the overall change in fair value of the notes in the statement of operations.

For the first nine months of 2018, the Company recorded a net current income and other tax expense of $89 million compared to $14 million in the comparable period of 2017, consisting of current income tax of $65 million (2017 - $7 million), the 10% priority dividend to the State of Mali of $14 million (2017 - $nil), withholding tax (on intercompany interest/management fees) of $6 million (2017 - $4 million), and Nicaraguan advalorem and alternative minimum tax of $4 million (2017 - $3 million). Current income tax expense of $65 million was effectively based on pre-tax net income of $344 million, made up of consolidated net income before taxes of $221 million adjusted for unrecognized and non-deductible tax losses for accounting purposes of $123 million. These unrecognized and non-deductible tax losses of $123 million, mainly consisted of accounting depreciation expense of $50 million (relating to consolidated purchase price adjustments), net impairment losses of $21 million (for Mocoa, La Libertad and El Limon), stock-based compensation of $16 million and head office general & administrative and interest expenses of $15 million (net of derivative gains). Excluding these non-deductible and unrecognized tax losses, the consolidated effective income tax rate would have been 19% ($65 million/$344 million). Compared to the prior year period, current tax expense was higher mainly as a result of the profitable Fekola Mine reaching commercial production on November 30, 2017 and the expiry of an income tax holiday in the Philippines which expired on June 30, 2017. The State of Mali's 10% priority dividend on its free carried interest in the Fekola Mine is accounted for as an income tax in accordance with IAS 12, Income Taxes. For the first nine months of 2018, the Company recorded a deferred income tax expense of $37 million compared to a deferred income tax expense of $3 million in the first nine months of 2017 mainly attributable to: (1) a reduction in Otjikoto’s available loss carry forwards (as a result of accelerated tax depreciation) used to offset its estimated taxable income (2) the weakening of the tax basis of the CFA Franc for Fekola and the Namibian dollar for Otjikoto relative to the United States dollar and (3) the write-up in the carrying value of El Limon in the quarter as well as a reduction in the tax benefit associated with El Limon’s older loss carry forwards.
For the first nine months of 2018, the Company generated net income of $95 million ($0.09 per share) compared to a net income of $27 million ($0.03 per share) in the first nine months of 2017. Adjusted net income (refer to “Non-IFRS Measures”) for the nine months ended September 30, 2018 was $149 million ($0.15 per share) compared to adjusted net income of $46 million ($0.05 per share) in the comparable period of 2017. Adjusted net income in the first nine months of 2018 primarily excluded impairment of long-lived assets of $21 million, share-based payments of $16 million, non-cash mark-to-market gains of $11 million relating to the overall change in fair value of the Company’s convertible senior subordinated notes, unrealized gains on derivative instruments of $8 million and a deferred income tax expense of $37 million.
Cash flow provided by operating activities was $377 million in the first nine months of 2018 compared to $129 million in the first nine months of 2017, an increase of $248 million. This increase is mainly due to an increase in revenues of $488 million, offset by an increase of $143 million in production costs and a $42 million increase in royalties and production taxes. Current income tax expense increased by $75 million but this was partially offset by a $50 million increase in accrued taxes payable. Accrued taxes increased primarily relating to the Fekola Mine in Mali which reached commercial production on November 30, 2017 and the Philippines where the existing five year income tax holiday ended June 30, 2017. On a cash basis, the majority balance of these accrued taxes become due and will be paid in the second quarter of 2019 (in conjunction with the filing of the related 2018 corporate income tax returns). Offsetting the increase in accrued taxes payable was a $32 million increase in inventory. The increase in inventory mainly related to the purchase of supplies inventory for the Fekola Mine in Mali.

REVIEW OF MINING OPERATIONS AND DEVELOPMENT PROJECTS
Fekola Mine - Mali

	Three months ended	Nine months ended
	September 30,	September 30,
	2018(1)	2018(1)

Gold revenue ($ in thousands)	151,628	444,810

Gold sold (ounces)	125,400	348,100

Average realized gold price ($/ ounce)	1,209	1,278

Tonnes of ore milled	1,403,992	4,050,848

Grade (grams/ tonne)	2.50	2.70

Recovery (%)	94.7	95.0

Gold production (ounces)	107,002	333,788

Cash operating costs(2) ($/ ounce gold)	383	321

Total cash costs(2) ($/ ounce gold)	499	430

All-in sustaining costs(2) ($/ounce)	607	511

Capital expenditures ($ in thousands)	17,128	53,537

Exploration ($ in thousands)	5,091	12,131
(1) The Fekola Mine reached commercial production on November 30, 2017.
(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Fekola Mine in Mali, in which the Company holds an 80% interest, continued to outperform budget in its third full-quarter of commercial operations (after achieving commercial production on November 30, 2017), running above plan on mill throughput and recoveries. This resulted in the Fekola Mine producing 107,002 ounces of gold in the third quarter of 2018, 2% (1,583 ounces) above original budget. Mill throughput and recoveries were 1,403,992 tonnes (compared to budget of 1,278,473 tonnes) and 94.7% (compared to budget of 92.7%), respectively. Based on the current mine plan, it is expected that the recoveries will continue to be within the range of design (92.7%) and observed year-to-date (95.0%) recoveries. The higher processing throughput has been tested over a variety of ore types and the Company believes that a minimum 10% increase (to 5.5 million tonnes per annum) is sustainable. As part of the current expansion study, the Company is currently conducting grinding and debottlenecking studies to determine the maximum throughput the mills can achieve. It is anticipated that these studies will be available by the end of 2018. The average grade processed was 2.50 grams per tonne (“g/t”), below budget of 2.77 g/t as the additional tonnage processed consisted primarily of low-grade ore. The block model continues to perform as expected compared to actual mined grade and tonnage. Current ore stockpiles at September 30, 2018, including both high and low-grade ore, contain approximately 3.9 million tonnes averaging 1.8 g/t of gold. During the first nine months of 2018, the Fekola Mine produced 333,788 ounces of gold, above original budget by 8% (24,036 ounces). Mill feed grade, throughput and recoveries for the first nine months of 2018 were 2.70 g/t (compared to budget of 2.76 g/t), 4,050,848 tonnes (compared to budget of 3,763,518 tonnes) and 95.0% (compared to budget of 92.7%), respectively.

The Fekola Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $383 per gold ounce for the third quarter of 2018, above budget by $34 per ounce. This variance was due to higher than budget fuel prices and higher than budget processing throughput. Diesel prices were 18% higher than budget and fuel oil prices were 13% above budget, raising cash operating costs by approximately $15 per ounce. On the processing side, the Fekola Mine is now running consistently at an annualized throughput of over 5.5 million tonnes per annum ("Mtpa"), 10% higher than name plate and budget. A decision was made to feed this additional throughput using medium and low-grade ore stockpiles which had two benefits. Firstly, it allowed Fekola to increase its overall production levels (without utilizing high-grade stockpiles which are scheduled for processing in 2019). Secondly, it allowed the Company to complete a limited medium and low-grade ore campaign to confirm that the Fekola mill recoveries continue to remain above design predictions over a broad range of ore types. Overall, the additional processed tonnage during the third quarter increased cash operating costs by approximately $10 per ounce. Slightly higher processing costs per ounce were partially offset by lower than budget mining costs for the third quarter of 2018 resulting in part from mining in a zone consisting of near surface weathered rock in phase 4 of the Fekola Pit, which lowered the operational and maintenance costs of the mining equipment. For the first nine months of 2018, the Fekola Mine’s cash operating costs were $321 per ounce, $38 lower than budget. Cost savings are largely driven by lower than budget mining costs as discussed above and higher than budget gold production, partially offset by higher fuel (and thus electricity) costs. Mining is producing above planned production rates, while maintaining total and unit (per tonne) costs below budget. Mining costs may increase as maintenance requirements increase but should remain at or below budget for the remainder of the year.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the three months ended September 30, 2018 were $607 per ounce compared to a budget of $565 per ounce while all-in sustaining costs for the nine months ended September 30, 2018 were $511 per ounce compared to a budget of $590 per ounce. The higher all-in sustaining costs in the third quarter of 2018 compared to budget reflect the higher than budgeted cash operating costs and higher exploration expenditures due to timing differences while all-in sustaining costs for the first nine months of 2018 compared to budget reflect higher than budgeted production and the lower than budgeted cash operating costs as discussed above. For the third quarter of 2018, the higher than budgeted cash operating costs were partially offset by realized gains on the Company's fuel derivatives of $9 per ounce which are recorded as part of all-in sustaining costs. In addition, the lower than budgeted all-in sustaining costs for the first nine months of 2018 resulted from lower than budgeted prestripping costs, partially as a result of lower than budgeted mining costs. Sustaining exploration costs were lower than budgeted as the Company's Mali exploration team focused on the Fekola North Extension during the year-to-date, which is considered to be a non-sustaining expenditure.
Capital expenditures in the third quarter of 2018 totalled $17 million consisting of $5 million for prestripping, $5 million for mobile equipment purchases and rebuilds and $3 million for Fadougou relocation costs. Capital expenditures in the first nine months of 2018 totalled $54 million consisting of $14 million for prestripping, $12 million in construction carryover for the completion of the powerhouse and other projects, $8 million for Fadougou relocation costs, $6 million for the construction of stages 2 and 3 of the tailings storage facility and $8 million for mobile equipment purchases and rebuilds.
Based on Fekola’s strong year-to-date performance, the Company has revised Fekola’s production guidance range higher to be between 420,000 to 430,000 ounces of gold (original guidance range was between 400,000 to 410,000 ounces). Cash operating costs are expected to be at the low end of Fekola's guidance range of between $345 and $390 per ounce and all-in sustaining costs are expected to be at or below the low-end of Fekola's guidance range of between $575 and $625 per ounce.

Ongoing Fekola Exploration and Development

On October 25, 2018, the Company announced an increase in the Mineral Resource estimate for the Fekola Mine and positive results from the ongoing Fekola mill expansion study (see news release dated 10/25/2018). The new increased Mineral Resource and the positive results, to date, from the Fekola mill expansion study indicate the potential to increase mill throughput tonnage and increase annual gold production from Fekola.

Based on approximately 192,000 metres of exploration drilling in 928 drill holes (including 70,877 metres in 294 holes drilled by B2Gold since June 2014), the Company updated the Indicated Mineral Resource estimate to 92,810,000 tonnes at 1.92 g/t gold, for a total of 5,730,000 ounces of gold, and an Inferred Mineral Resource estimate of 26,500,000 tonnes at 1.61 g/t gold, for a total of 1,370,000 ounces of gold, for the Fekola Mine. Mineral Resources are reported within a pit shell using a $1,400/ounce gold price and above a cutoff of 0.6 g/t gold. Probable Reserves at the start of production at Fekola were 49.2 million tonnes at 2.35 g/t gold containing 3.7 million ounces. These initial reserves (less material mined to December 31, 2017) are contained within the updated resource.

In addition, pit shells were run using a gold price of $1,250/ounce and demonstrate Fekola’s resiliency to lower gold prices. The Indicated Mineral Resource contains 90,670,000 tonnes at 1.94 g/t gold for a total of 5,667,000 ounces of gold, and Inferred Mineral Resources of 16,620,000 tonnes at 1.58 g/t gold containing 844,000 ounces of gold.

The new Mineral Resource is contiguous to the north of the current Fekola reserve pit boundary and extends the resource pit boundary 1.2 km to the north. Exploration drill results further north of the new resource pit boundary demonstrate that gold mineralization continues to the north, and remains open, indicating the potential to further expand Mineral Resources with additional drilling.

The B2Gold operations team is currently updating pit designs and mine plans, based on the new Fekola Mineral Resource estimate, to establish new long-term production schedules and potentially updated Probable Mineral Reserves. In conjunction, an engineering study is underway to evaluate the Fekola mill expansion potential along with the evaluation of larger mining fleet options. Current mill production rates have been averaging approximately 5.5 million tonnes per annum ("Mtpa") during 2018. The expansion study is focused on expanding mill throughput to 7.5 Mtpa. The economics of this case will be compared to a baseline throughput of 5.5 Mtpa to 6.0 Mtpa. Given the capacity of the Fekola primary crusher, SAG mill and ball mill, and engineering work to date, the 7.5 Mtpa throughput is expected to be achieved with an upgrade of the existing ball mill circuit. Additional process equipment upgrades will be required, which are being determined in the expansion study along with capital and operating cost estimates.

The expansion study is being carried out by the same Lycopodium-Brisbane and B2Gold technical team which performed the prior engineering/design work for the current Fekola mill and infrastructure. The study is expected to be completed by year-end 2018 and the results will feed into the overall mine/mill expansion evaluation to optimize the economics of the significantly larger, new Fekola Mineral Resource. A technical report will be written once the expansion study is completed.

As part of the expansion study, the Fekola mill ran a 5-day campaign of 1.1 g/t gold ore in early October to evaluate gold recovery on low-grade material for long-term planning purposes. The recovery for the 5-day period was 92.7% which was 1.4% higher than the model predicted recovery from feasibility metallurgical test work.

In the second quarter of 2018, the 2018 Mali exploration budget was increased by $4 million (from $15 million to $19 million) to accelerate the current Fekola North Extension zone drill program, which is extending and infilling mineral resources to the north of the main Fekola deposit. The Company increased the number of diamond drills from the current six rigs to eight rigs, as well as one reverse circulation rig and one aircore rig. A total of approximately 55,000 metres of diamond drilling in 2018 in the Fekola North extension are planned for 2018. For the remainder of 2018, exploration drilling will continue to the immediate north and west of Fekola, and at the Anaconda zones approximately 20 km from Fekola.
Fekola Ownership Update

In 2016, pursuant to applicable mining law, the Company formed a new 100% owned subsidiary company, Fekola SA, which now holds the Company's interest in the Fekola Mine. Following signing of a shareholder's agreement in August 2017, between the Company and the State of Mali (the "Fekola Shareholder Agreement"), the Company confirmed the basis under which it was to contribute a 10% free carried interest in Fekola SA to the State of Mali. In addition, the State of Mali also had the option to purchase an additional 10% of Fekola SA which it elected to exercise. Terms and conditions of the acquisition of this additional 10% were agreed between the Company and the State of Mali in a share purchase agreement (the “Share Purchase Agreement”) dated August 2017.

In March 2017, the Company signed a mining convention in the form required under the 2012 Mining Code (the "Fekola Mining Convention") that relates to, among other things, the ownership, permitting, reclamation bond requirements, development, operation and taxation applicable to the Fekola Mine with the State of Mali. In August 2017 the Company finalized an amendment to the Fekola Mining Convention with the State of Mali to address and clarify certain issues under the 2012 Mining Code. The Fekola Mining Convention, as amended, governs the procedural and economic parameters pursuant to which the Company operates the Fekola Mine.

On August 8, 2018, the Company was informed that the Malian Council of Ministers approved the participation of the State in Fekola SA for a total of 20% (being the 10% free carried interest plus the additional 10% interest), through an ordinance and a decree of the Council of Ministers, signed by the President.

Now that the State of Mali’s interest in Fekola SA has been formally authorized by the Malian authorities, the Company has transferred ownership of 20% of Fekola SA to the State of Mali. The first non-participating 10% of the State of Mali's ownership entitles it to an annual priority dividend equivalent to 10% of calendar net income of Fekola SA (the “Priority Dividend”). The second fully participating 10% of the State of Mali's interest entitles it to ordinary dividends payable on the same basis as any ordinary dividends declared and payable to the Company for its 80% interest. Ordinary dividends are not payable by Fekola SA until the Fekola SA intercompany loans, plus accrued interest, have been repaid to B2Gold in full. The intercompany loans include historical exploration loans, early works costs, funds advanced for the Fekola Mine construction and expansion, 2017 accelerated pre-stripping and fleet purchases plus accrued interest. The intercompany loans bear interest at a rate of the prime lending rate of the Central Bank of West African States (currently 4.5%) plus 2%. To September 30, 2018, $220 million of principal and $41 million in interest have been repaid on these loans. The remaining balance at September 30, 2018 was $446 million.

In addition to assuming the obligations of ordinary shareholders to repay the Fekola SA intercompany loans and interest prior to the payment of any ordinary dividends, the State of Mali has also agreed to make additional payments totaling $47 million with respect to the acquisition of the additional 10% interest. This valuation was primarily based on the optimized Fekola Mine feasibility study filed with the State of Mali in July 2016. The underlying valuation studies were prepared by two separate international valuation firms, one acting for each of the Company and the State of Mali, respectively, using a discounted cash flow methodology. The final $47 million valuation reflects the point at which the valuation ranges prepared by the two independent valuation firms overlapped.

The $47 million obligation of the State of Mali has been set up as a loan from B2Gold to the State of Mali. This loan bears interest at a rate of the prime lending rate of the Central Bank of West African States (currently 4.5%) plus 3%. The loan is expected to be satisfied by netting it off against any ordinary dividends receivable by the State of Mali for its second 10% participating interest in Fekola SA until such time as the full amount of any principal and accrued interest outstanding under the loan are extinguished.
Otjikoto Mine - Namibia

	Three months ended		Nine months ended
	September 30,		September 30, 2018
	2018	2017	2018	2017

Gold revenue ($ in thousands)	50,246	64,522	158,491	167,169

Gold sold (ounces)	41,709	50,329	124,067	132,887

Average realized gold price ($/ ounce)	1,205	1,282	1,277	1,258

Tonnes of ore milled	870,125	873,516	2,557,826	2,573,491

Grade (grams/ tonne)	1.54	1.99	1.51	1.71

Recovery (%)	98.7	98.5	98.7	98.6

Gold production (ounces)	42,403	55,151	122,580	139,088

Cash operating costs(1) ($/ ounce gold)	470	447	514	459

Total cash costs(1) ($/ ounce gold)	517	494	565	501

All-in sustaining costs(1) ($/ounce)	662	809	747	756

Capital expenditures ($ in thousands)	11,747	20,881	41,379	36,088

Exploration ($ in thousands)	314	320	1,311	753
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The Otjikoto Mine in Namibia, in which the Company holds a 90% interest, delivered another quarter of solid production, producing 42,403 ounces of gold in the third quarter of 2018. This exceeded budget by 4% (1,568 ounces), mainly due to higher-than-expected mill throughput (870,125 tonnes compared to budget of 831,781 tonnes and 873,516 tonnes in the third quarter of 2017). Mill recoveries also remained high and averaged 98.7%, exceeding both budget of 98.0% and 98.5% in the third quarter of 2017. Compared to the prior-year quarter, gold production was lower as planned by 23% (12,748 ounces) due to a negligible amount of Wolfshag ore being mined in 2018 while Phase 2 of the Wolfshag Pit is being developed. Higher grade ore production is planned to resume from the Wolfshag Pit late in 2019. As a result, the average grade processed in the quarter was 1.54 g/t, compared to budget of 1.52 g/t and 1.99 g/t in the third quarter of 2017. For the first nine months of 2018, gold production at the Otjikoto Mine was 122,580 ounces of gold (First nine months of 2017 - 139,088 ounces), above budget by 3% (4,027 ounces). The Otjikoto mill continued to operate well for the first nine months of 2018, processing 2,557,826 tonnes (compared to a budget of 2,468,220 and 2,573,491 tonnes for the first nine months of 2017) at an average grade of 1.51 g/t (compared to a budget of 1.53 g/t and 1.71 g/t for the first nine months of 2017) with gold recoveries averaging 98.7% (compared to a budget of 98.0% and 98.6% for the first nine months of 2017).

The Otjikoto Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $470 per gold ounce for the third quarter of 2018, slightly below the budget of $484 per ounce and slightly above third quarter of 2017 costs of $447 per ounce. Cash operating costs for the first nine months of 2018 were $514 per ounce, 4% lower than budget but 12% higher than the first nine months of 2017.

Cash operating costs for the first nine months of 2018 are higher than the prior year comparable period due to lower 2018 gold production, higher fuel costs in 2018 and a stronger average Namibian dollar in 2018.
All-in sustaining costs (refer to “Non-IFRS Measures”) for the three months ended September 30, 2018 were $662 per ounce compared to a budget of $715 per ounce and $809 per ounce in the third quarter of 2017. The lower than budget all-in sustaining costs in the third quarter of 2018 were a result of the slightly lower cash operating costs and lower general and administrative costs during the period. All-in sustaining costs for the nine months ended September 30, 2018 were $747 per ounce in-line with the budget of $762 per ounce and $756 per ounce in the comparable period of 2017.
Capital expenditures for the three months ended September 30, 2018 totalled $12 million consisting of $6 million for prestripping, $3 million for new equipment and $1 million in mobile equipment rebuilds. Capital expenditures for the nine months ended September 30, 2018 totalled $41 million consisting of $21 million for prestripping, $10 million in mobile equipment rebuilds and $4 million for installation of the Otjikoto solar power plant.

The grand opening for Otjikoto’s new Solar Plant was held on May 29, 2018, and is now providing approximately 13% of the electricity consumed on site (a saving equivalent to the consumption of approximately 1,600,000 litres of fuel from the date the plant came online in the second quarter of 2018). Changing the power plant to an HFO solar hybrid plant is expected to reduce Otjikoto’s HFO consumption by approximately 2.3 million litres and reduce associated power generation fuel costs by approximately 10% in 2018.

The Otjikoto Mine is expected to produce between 160,000 and 170,000 ounces of gold in 2018, primarily from the Otjikoto Pit, at cash operating costs of between $480 and $525 per ounce and all-in sustaining costs of between $700 and $750 per ounce.

The Company’s total exploration budget for Namibia in 2018 is $5 million. Exploration in 2018 will include 17,000 metres of diamond drilling and 4,000 metres of RAB drilling, split between the Otjikoto Project and the Ondundu joint venture. The Ondundu Project is located in north-central Namibia approximately 346 km northwest from Windhoek and approximately 230 km west-southwest from the Otjikoto Mine. The Company has the right to earn 100% of the project through a series of payments and work commitments. Exploration in 2018 on the Ondundu joint venture is focusing on drill testing several targets on the license. Drilling completed in 2018 to date includes 20 DDH and RC holes for approximately 5,000 metres and 97 RAB holes for 2,900 metres.

Geotechnical, hydrogeological and design studies for Wolfshag have been completed, based on an updated resource model, resulting in a larger open pit than previously reported. Mining at Wolfshag commenced in late 2016 and Wolfshag ore provided a significant component of the Otjikoto mill feed in 2017. Updated Wolfshag mineral reserves and resources were reported in the Company's recent Annual Information Form, dated March 23, 2018, with 372,000 ounces of Probable Mineral Reserves (4.29 million tonnes at an average grade of 2.70 g/t, on a 90% attributable basis) remaining in the Wolfshag open pit, as at December 31, 2017. This updated reserve, based on the larger Wolfshag open-pit design, includes an additional 132,000 ounces of Probable Mineral Reserves (1.42 million tonnes at an average grade of 2.88 g/t, on a 90% attributable basis) within Wolfshag Phase 4. In addition, the Wolfshag mineral resource remains open down-plunge and may be exploitable in the future by underground mining. In 2018, the Company has been drilling down plunge to the south on Wolfshag and Otjikoto to determine the potential to expand the underground to the south and is doing further work to update the Wolfshag model.

Masbate Mine – Philippines

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017

Gold revenue ($ in thousands)	78,756	56,492	221,750	184,413

Gold sold (ounces)	65,100	44,100	173,500	147,200

Average realized gold price ($/ ounce)	1,210	1,281	1,278	1,253

Tonnes of ore milled	1,762,124	1,704,723	5,241,419	5,233,438

Grade (grams/ tonne)	1.39	1.10	1.29	1.17

Recovery (%)	73.0	77.4	76.2	76.0

Gold production (ounces)	57,542	46,557	164,943	149,049

Cash operating costs(1) ($/ ounce gold)	528	541	534	527

Total cash costs(1) ($/ ounce gold)	604	597	611	583

All-in sustaining costs(1) ($/ounce)	675	717	717	800

Capital expenditures ($ in thousands)	12,096	6,114	33,493	36,480

Exploration ($ in thousands)	1,253	1,169	3,470	3,979
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.
The Masbate Mine in the Philippines continued its very strong operational performance through the third quarter of 2018, producing 57,542 ounces of gold (the second highest quarterly production ever for the mine), 29% (12,845 ounces) above budget and 24% (10,985 ounces) higher than the third quarter of 2017. Gold production was significantly higher than forecast as mill throughput, recoveries and grade all exceeded budget. This resulted mainly from higher than expected oxide ore tonnage and grade from the Colorado Pit. Oxide ore represented 49% of the processed tonnage for the quarter versus budget of 29%. The Colorado Pit was completely mined out on August 19th (2 months earlier than budgeted, as mining from the Colorado Pit had been accelerated to complete mining prior to the rainy season). However, Masbate maintains an ore feed stockpile from the Colorado Pit that will be used to blend with the material from the Main Vein and Montana South Pits through the end of 2018. For the third quarter 2018, mill throughput and recoveries were 1,762,124 tonnes (compared to budget of 1,684,233 tonnes and 1,704,723 tonnes in the third quarter of 2017) and 73.0% (compared to budget of 64.8% and 77.4% in the third quarter of 2017), respectively. The average grade processed was 1.39 g/t compared to budget of 1.28 g/t and 1.10 g/t in the third quarter of 2017. For the first nine months of 2018, gold production at the Masbate Mine was 164,943 ounces of gold, significantly above budget by 22% (29,639 ounces) and 11% (15,894 ounces) higher than the first nine months of 2017. For the first nine months of 2018, mill throughput was 5,241,419 tonnes (compared to budget of 5,055,125 tonnes and 5,233,438 tonnes in the first nine months of 2017), gold recoveries averaged 76.2% (compared to budget of 68.9% and 76.0% in the first nine months of 2017) and the average grade processed was 1.29 g/t (compared to budget of 1.21 g/t and 1.17 g/t in the first nine months of 2017). The above budget production in the first nine months of 2018 was mainly due to the combination of higher than expected oxide ore tonnage (from Vein 5 of the Colorado Pit) in the first quarter followed by unexpected backfilled ore (from the lower levels of the Colorado Pit) in the second quarter, having higher grade and better recovery than the in-situ ore and higher than expected oxide ore tonnage and grade from the Colorado Pit in the third quarter.

The Masbate Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $528 per gold ounce for the three months ended September 30, 2018, which was $179 per ounce lower than budget and $13 per ounce lower than in the prior year quarter. For the nine months ended September 30, 2018, the Masbate Mine’s cash operating costs were $534 per ounce, which was $176 per ounce lower than budget but $7 per ounce higher than the comparable period in the prior year. Cash operating costs were below budget due to higher production combined with lower mining costs (with cost savings in drilling, blasting and grade control) and higher deferred stripping costs which were capitalized (as compared to budget). Mining costs remain under budget through a combination of efficient mine operations and accelerated oxide mining from the Colorado Pit.
All-in sustaining costs (refer to “Non-IFRS Measures”) for the third quarter of 2018 were $675 per ounce compared to a budget of $907 per ounce and $717 per ounce in the prior year quarter. All-in sustaining costs for the first nine months of 2018 were $717 per ounce compared to a budget of $930 per ounce and $800 per ounce in the prior year comparable period. Favourable variances in all-in sustaining costs compared to budget for the three and nine months ended September 30, 2018 reflect higher than budgeted production and the lower than budgeted cash operating costs as discussed above.
Capital expenditures for the three months ended September 30, 2018 totalled $12 million including Masbate processing plant upgrade costs of $6 million, prestripping costs of $1 million and mobile equipment acquisition costs and rebuilds of $1 million. Capital expenditures for the nine months ended September 30, 2018 totalled $33 million including Masbate processing plant upgrade costs of $13 million, mobile equipment acquisition costs and rebuilds of $5 million, prestripping costs of $4 million and tailings storage facility costs of $2 million.
A detailed capital cost estimate of $26 million was completed by Lycopodium Ltd., working with the Company's engineering team, for the upgrade of the Masbate processing plant to 8 million tonnes per year ($23 million in 2018 and $3 million in 2019). The upgrade, which is being conducted by B2Gold’s in-house team, primarily consists of adding a third ball mill and upgrading the existing crushing circuit. The ball mill is currently on site and preliminary works including construction of the mill plinths, steel fabrication and ordering equipment and materials are well advanced. No addition to the mining fleet is required as the additional feed will come from the lower-grade material that was in the original mine plan but was scheduled to be stockpiled. When the expansion is online (expected in early 2019), it is projected to keep Masbate's average annual gold production near 200,000 ounces per year during the mining phase and is expected to keep average gold production above 100,000 ounces per year when the low-grade stockpiles are processed at the end of the open-pit mine life.

Based on Masbate’s strong year-to-date performance, the Company has revised Masbate’s production guidance range higher to be between 200,000 to 210,000 ounces of gold (original guidance range was between 180,000 to 190,000 ounces). The Company has also updated its cash operating cost and all-in sustaining cost guidance for the Masbate Mine. The Company now expects cash operating costs to be lower than the original guidance, with a revised cash operating cost range of $545 to $595 per ounce (original guidance was $675 to $720 per ounce). Revised all-in sustaining costs are expected to be in the range of $780 to $830 per ounce (original guidance was $875 to $925 per ounce).
The Masbate exploration budget for 2018 is approximately $5 million, including 12,000 metres of diamond drilling. The drilling is divided into brownfields drilling to upgrade resources within the mine licence and on regional targets.

On July 3, 2018, Department of Environment and Natural Resource ("DENR") Secretary Roy Cimatu lifted the Ban on accepting, processing and approving applications for Exploration Permits that was put in place by former Secretary Gina Lopez with DAO No. 2016-01. The text refers to attracting foreign direct investment to the Philippines, “in line with the President’s Economic Agenda”. The Company views this as a significant step towards normalizing the process for permitting new mining development in the country.  This result is in line with what the Company expected.

La Libertad Mine - Nicaragua

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017

Gold revenue ($ in thousands)	28,142	21,739	79,617	85,047

Gold sold (ounces)	23,324	17,142	62,366	68,070

Average realized gold price ($/ ounce)	1,207	1,268	1,277	1,249

Tonnes of ore milled	559,616	527,857	1,685,457	1,643,545

Grade (grams/ tonne)	1.29	1.04	1.23	1.36

Recovery (%)	95.5	94.2	94.5	94.0

Gold production (ounces)	21,995	16,487	62,770	67,641

Cash operating costs(1) ($/ ounce gold)	871	788	919	780

Total cash costs(1) ($/ ounce gold)	895	814	945	806

All-in sustaining costs(1) ($/ounce)	1,036	1,187	1,183	1,019

Capital expenditures ($ in thousands)	2,568	5,868	12,608	18,137

Exploration ($ in thousands)	1,106	1,996	3,839	5,465
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

In the third quarter of 2018, La Libertad Mine in Nicaragua produced 21,995 ounces of gold, 39% (14,207 ounces) below original budget. As a result of the onset of national political unrest in Nicaragua, development of the Jabali Antenna Underground project was temporarily suspended resulting in flooding of the underground workings. Underground mine dewatering was subsequently completed in mid-August and ramp development has recommenced. Production from the underground operation is now anticipated to commence by late fourth quarter 2018. In addition, the mine permit for the new Jabali Antenna Pit continues to be delayed although progress has been made. The Company now anticipates receiving the permit in time to start production from the pit in the third quarter of 2019. Despite the impact of political unrest, the Company continues to receive mining permits. Mine permits are now in place for all other open pit and underground operations. The Company received the San Juan mining permit in September 2017 and the San Diego mining permit in February 2018. As a result, mining has now commenced in both pits. The planned mill feed for the quarter of higher grade open-pit and underground ore was replaced with lower-grade spent ore. The resulting head grade for the quarter was 1.29 g/t versus a budget of 2.07 g/t. The mill continued to operate well with processing throughput at 559,616 tonnes (versus budget of 581,075 tonnes) and recovery at 95.5% (versus budget of 94.0%). For the first nine months of 2018, La Libertad Mine produced 62,770 ounces of gold, 24% (19,632 ounces) below original budget. Throughput and recovery were both on budget, with 1,685,457 tonnes processed (2017 - 1,643,545 tonnes) and recovery of 94.5% (2017 - 94.0%). Grade was lower than budget (1.23 g/t versus a budget of 1.62 g/t and prior year of 1.36 g/t) due to permit delays described above. Prior to the recent disruption, gold production and overall operations were improving at La Libertad, as expected, and generally on budget through the end of May 2018.

La Libertad Mine’s cash operating costs (refer to "Non-IFRS Measures") were $871 per gold ounce for the third quarter of 2018, which was $157 per ounce higher than budget and $83 per ounce higher than the third quarter of 2017. For the first nine months of 2018, La Libertad's cash operating costs were $919 per gold ounce which was $95 higher than budget and $139 per ounce higher than the first nine months of 2017. Cash operating costs per ounce were higher than budget for three and nine month periods ended September 30, 2018 due to the lower than budgeted production discussed above.

All-in sustaining costs (refer to “Non-IFRS Measures”) for the three months ended September 30, 2018 were $1,036 per ounce compared to a budget of $885 per ounce and $1,187 for the three months ended September 30, 2017. The higher than budgeted all-in sustaining costs for the third quarter of 2018 resulted mainly from higher cash operating costs as described above partially offset by lower than budget capital costs arising from delays in developing the Jabali Antenna open-pit and underground mines ($2 million). All-in sustaining costs for the nine months ended September 30, 2018 were $1,183 per ounce compared to a budget of $1,213 per ounce and $1,019 for the nine months ended September 30, 2017. The lower than budgeted all-in sustaining costs for the first nine months of 2018 resulted mainly from lower than budget prestripping costs for the San Juan pit ($6 million) and capital costs for the development of the Jabali Antenna mines ($9 million), partially offset by the higher cash operating costs as described above.

Total capital expenditures in the third quarter of 2018 were $3 million, consisting primarily of underground development costs of $1 million and mobile equipment costs of $1 million. For the nine months ended September 30, 2018, capital expenditures totalled $13 million, consisting primarily of $5 million of prestripping and $5 million of underground development costs.

In light of the underperformance discussed above, for the full-year 2018, La Libertad Mine is now forecast to produce between 90,000 to 95,000 ounces of gold (original guidance range was 115,000 to 120,000 ounces). The Company has also updated its cash operating cost and all-in sustaining cost guidance for the Libertad Mine. The Company now expects cash operating costs to be higher than the original guidance, with a revised cash operating cost range of $855 to $905 per ounce (original guidance was $745 to $790 per ounce). Revised all-in sustaining costs are expected to be higher, in the range of $1,160 to $1,210 per ounce (original guidance was $1,050 to $1,100 per ounce).

La Libertad’s budgeted production forecast assumed that production would start from the Jabali Antenna Pit in the third quarter of 2018 (dependent upon the successful completion of resettlement activities and receipt of the remaining mining permits). The social conflict in Nicaragua however added uncertainty for local residents and politicians and impeded permit-related activities from April 2018 through the end of July 2018, resulting in the delay of the forecast Jabali Antena Pit development. The Company has re-initiated its activities to advance the permit. For 2018, the Company has replaced the budgeted ounces from Jabali Antena Open Pit with ore from other existing sources and still expects to meet its revised guidance range for 2018.

Current plans at La Libertad include mining and processing into 2020, with a combination of mineral reserves and mineral resources. The Company is currently updating its life-of-mine plan for La Libertad based on revised estimates for the timing of expected production from its existing ore sources and the expected timing for bringing Jabali Antenna Open Pit and Underground on line. The Company has a successful track record of converting its mineral resources to reserves and exploration for additional mineral targets continues. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

La Libertad’s exploration budget for 2018 is approximately $5 million for a total of 9,000 metres of planned diamond drilling. The program is split between infill (near-mine) drilling and drilling on several regional targets.

El Limon Mine – Nicaragua

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017

Gold revenue ($ in thousands)	15,669	12,975	52,818	31,795

Gold sold (ounces)	12,994	10,026	41,069	25,114

Average realized gold price ($/ ounce)	1,206	1,294	1,286	1,266

Tonnes of ore milled	121,208	114,811	327,108	344,094

Grade (grams/ tonne)	3.56	3.20	3.79	2.68

Recovery (%)	94.4	94.5	94.8	93.6

Gold production (ounces)	13,098	11,093	37,736	27,694

Cash operating costs(1) ($/ ounce)	875	901	928	1,050

Total cash costs(1) ($/ ounce)	948	984	1,015	1,123

All-in sustaining costs(1) ($/ounce)	1,315	1,409	1,500	1,599

Capital expenditures ($ in thousands)	4,082	4,541	17,285	10,976

Exploration ($ in thousands)	1,760	1,929	5,558	4,155
(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

In May 2018, the Company purchased the remaining 5% interest in to the El Limon Mine in Nicaragua for $2.5 million thereby increasing its interest to 100% from 95%. In the third quarter of 2018, El Limon Mine produced 13,098 ounces of gold, 16% (2,461 ounces) below original budget. For the third quarter of 2018, mill throughput was 121,208 tonnes (compared to budget of 122,803 tonnes and 114,811 tonnes in the third quarter of 2017) and gold recoveries averaged 94.4% (compared to budget of 94.0% and 94.5% in the third quarter of 2017). The average grade processed was 3.56 g/t compared to budget of 4.19 g/t and 3.20 g/t in the third quarter of 2017. Gold production at El Limon continued to be affected by the national political unrest, resulting in delays for the required permits for explosives and other shipments. However, by September, mining and processing production had returned to planned levels. For the first nine months of 2018, El Limon Mine produced 37,736 ounces of gold, 14% (6,182 ounces) below original budget. For the first nine months of 2018, mill throughput was 327,108 tonnes processed (compared to budget of 362,360 tonnes and 344,094 tonnes in the first nine months of 2017) and gold recoveries averaged 94.8% (compared to budget of 94.0% and 93.6% in the first nine months of 2017). The average grade processed for the first nine months of 2018 was 3.79 g/t compared to budget of 4.01 g/t and 2.68 g/t in the first nine months of 2017. In addition to the disruption in the third quarter discussed above, during the month of June, El Limon’s gold production was impacted by illegal road blockades. The blockades were related to local employment issues for the community and were resolved through dialogue with a newly developed community stakeholder committee to ensure local concerns were addressed.
On October 5, 2018, the Company was granted the mine permit for the Limon Central Pit. Infrastructure development and pre-stripping operations at Limon Central commenced in late October 2018.
On October 22, 2018, representatives of B2Gold Management and the Labour Unions at El Limon Mine renewed the existing Collective Agreement for two years.

El Limon Mine’s cash operating costs (refer to “Non-IFRS Measures”) were $875 per ounce for the third quarter of 2018 compared to a budget of $613 per ounce and $901 per ounce for the prior year quarter. El Limon’s third quarter 2018 costs were impacted by the lower gold production and as a result were above budget. Mining and processing costs were higher than budget due to geotechnical issues and the processing of changing ore types. For the first nine months of 2018, cash operating costs were $928 per gold ounce which was $177 per ounce higher than budget but $122 per ounce lower than in the prior comparable period. For the first nine months of 2018, cash operating costs were higher than budget due to lower gold production, the timing of development costs relating to waste movement at the Mercedes pit which were delayed from December 2017 into early 2018 due to permit delays, higher processing costs partially due to higher energy costs and unbudgeted ore purchases to provide plant feed. Cash operating costs per ounce were lower than prior year due to the higher production levels in the third quarter and first nine months of 2018 as described above. El Limon's per ounce cash costs are expected to return to budgeted levels in the final quarter of the year as production normalizes.

All-in sustaining costs (refer to "Non-IFRS Measures") for the three months ended September 30, 2018 were $1,315 per ounce compared to a budget of $941 per ounce and $1,409 per ounce for the prior year quarter. All-in sustaining costs were higher than budget due to the lower than budgeted production as described above and higher than budgeted capital expenditures. All-in sustaining costs for the nine months ended September 30, 2018 were $1,500 per ounce compared to a budget of $1,229 per ounce and $1,599 per ounce for the prior year comparable period. All-in sustaining costs were higher than budget due to the higher than budget cash operating costs, lower than budgeted production as described above and higher than budgeted capital expenditures.

Capital expenditures in the third quarter of 2018 totalled $4 million which consisted mainly of underground development costs for Santa Pancha of $1 million and mobile equipment purchases of $1 million. For the nine months ended September 30, 2018, capital expenditures totalled $17 million, consisting primarily of $6 million of underground development costs for Santa Pancha, $3 million of tailing storage facility costs and $2 million for mobile equipment purchases.
For full-year 2018, El Limon’s gold production is expected to meet the lower end of its revised production guidance range of between 50,000 to 55,000 ounces of gold (original guidance was 55,000 to 60,000 ounces). The Company has also updated its cash operating cost and all-in sustaining cost guidance for the Limon Mine. The Company now expects cash operating costs to be higher than the original guidance, with a revised cash operating cost range of $850 to $900 per ounce (original guidance was $700 to $750 per ounce). Revised all-in sustaining costs are expected to be in the range of $1,385 to $1,435 per ounce (original guidance was $1,135 to $1,185 per ounce).
Ongoing El Limon Exploration and Development

On February 23, 2018, the Company announced the newly discovered El Limon Central zone. Historical records had indicated that parts of the Central zone had been mined underground in past decades. However, the Company's recent exploration success at the Central zone demonstrated that underground mining was much more limited than previously thought. As a result, the Company announced a positive initial open-pit Inferred Mineral Resource at El Limon Central zone of 5,130,000 tonnes at a grade of 4.92 g/t of gold containing 812,000 ounces of gold (100% basis). The Central zone, at its closest point, is approximately 150 metres from El Limon mill facility, extending southeast and northwest, adjacent to existing plant and administrative infrastructure. This resource has provided the open-pit resources for the Limon expansion study discussed below.

On October 22, 2018, the Company announced positive results of an expansion study for El Limon Mine (see news release dated 10/22/2018). The expansion study was conducted to evaluate the life-of-mine ("LoM") options for combining the remaining underground Inferred Mineral Resources with the new El Limon Central zone open-pit Inferred Mineral Resource. The results of this study recommend the expansion of the existing plant from 485,000 tonnes per annum ("tpa") to 600,000 tpa and addition of a third stage of milling to achieve a fine grind. The result is expected to be a longer mine life with higher gold production and lower cash operating costs and all-in sustaining costs. The third stage of milling also allows for the reprocessing of old tailings at the end of the mine life. Total Inferred Mineral Resources from underground and open-pit sources included in this study consist of approximately 6.0 million tonnes at a grade of 4.3 g/t, containing approximately 829,000 ounces. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The LoM is estimated to be extended over 10 years with projected total gold production of approximately 750,000 ounces of gold during the mining phase, based on Inferred Mineral Resources from open pit and underground sources with an additional 11+ years by processing historic mine tailings, for a total projected total gold production of approximately 985,000 ounces of gold over 21 years. The expected average annual gold production is approximately 75,000 ounces per year during approximately 10 years of mining, while production is expected to average over 18,000 ounces of gold per year for 11+ years when subsequently processing tailings from historic high-grade mining. It is expected that the estimated average direct cash operating costs per ounce will be below $600 with a reduced projected all-in sustaining costs of approximately $900 per ounce of gold (excluding expansion capital costs). The estimated expansion capital cost is approximately $35 million over a period of approximately 16 months for plant upgrades and expansion.

A consistent mix of underground and open-pit ore feeding the plant has always provided the optimum operating conditions for El Limon Mine, and the new Mineral Resources at El Limon Central zone will provide long term, open-pit feed to blend with the underground ore. Approximately 60% of the plant feed is planned to come from open pits which have an overall strip ratio in the range of 16 tonnes of waste to 1 tonne of mill feed. At the end of the mine life, plant feed is expected to come from the old tailings at a rate of 600,000 tonnes per annum. The LoM is estimated to be extended over 10 years, based on Inferred Mineral Resources from open pit and underground sources with an additional 11 years by processing historic mine tailings.

Processing of historic tailings is based on an Indicated Mineral Resource estimate containing 7.3 million tonnes of historic tailings at average grades of 1.12 g/t gold and 4.17 g/t silver, containing approximately 263,000 ounces of gold and 982,000 ounces of silver. Of that resource, approximately 6.9 million tonnes was included in the study at gold and silver grades of 1.15 g/t and 4.11 g/t, respectively, containing approximately 255,000 ounces of gold and 916,000 ounces of silver. Annual production rates during the processing of the tailings from historic high-grade mining are estimated to average over 18,000 ounces of gold and 64,000 ounces of silver. Cash operating costs per ounce and all-in sustaining cost per ounce for the processing of the old tailings are forecast to be slightly lower compared to processing the open pit and underground ore resources.

Positive drilling results continue to expand El Limon Central zone to the north, indicating the potential to expand the Mineral Resources. The zone is also open to depth, indicating the potential to produce ore from underground in El Limon Central area once open-pit mining is completed.

B2Gold’s technical team is currently updating El Limon Inferred Mineral Resource to include recent additional drilling results and conducting mine optimization studies with a view to potentially improve the positive economics for El Limon expansion. These studies are expected to be completed in the first quarter of 2019.

El Limon’s exploration budget for 2018 is approximately $7 million for a total of 25,000 metres of planned diamond drilling to further infill at the Central zone and to further explore the structure along strike where it remains open.

Cautionary Statement

The results summarized above for the expansion study are intended to provide only an initial, high-level review of the project potential and expansion options. The initial mine plans and economic models include numerous assumptions and the use of Inferred Mineral Resources. The expansion study, being a preliminary economic analysis, is preliminary in nature, and it includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the preliminary economic assessment will be realized. As such, there is no guarantee that Inferred Mineral Resources can be converted to Indicated or Measured Mineral Resources and, consequently, there is no guarantee the production estimates or project economics described herein will be achieved.
Gramalote - Colombia
In 2017, the Company, in conjunction with its joint venture partner, Anglo Gold Ashanti ("AGA”) advanced the Gramalote Project to the pre-feasibility study stage. For 2018, the Company and AGA have agreed a total work program budget of $18 million to continue to advance the Gramalote Project. However, the Company has capped its contribution for 2018 at $5 million. Therefore, if the full $18 million program is completed in 2018, the Company expects that its ownership in Gramalote will be diluted down to approximately 48%. By the end of the third quarter of 2018, the Company had reached it $5 million contribution cap and as a result had diluted its ownership to 48.98%. Upon completion of the 2018 work program and evaluation of the results, the Company will reassess its options with respect to the future of the Gramalote Project.
LIQUIDITY AND CAPITAL RESOURCES
At September 30, 2018, the Company had cash and cash equivalents of $355 million compared to cash and cash equivalents of $147 million at December 31, 2017. Working capital at September 30, 2018 was $132 million compared to a working capital deficit of $99 million at December 31, 2017. In anticipation of repayment of the Company's convertible senior subordinated notes (the "Notes") on October 1, 2018, the Company made a drawdown of $200 million on its RCF which was included in working capital at September 30, 2018. Subsequent to September 30, 2018, the Company repaid in full its $259 million aggregate principal amount of Notes (plus accrued interest) which matured on October 1, 2018. The repayment of all outstanding principal and accrued interest under the Notes amounted to approximately $263 million. The working capital deficit at December 31, 2017 resulted from the classification of the Company's convertible senior subordinated notes to current liabilities since they were due on October 1, 2018. Repayment of the Notes reflects the ongoing second phase of B2Gold’s strategy to fund construction of the Fekola Mine in Mali without using equity financing. The Company funded construction of Fekola using a combination of operating cashflows from existing mines, debt facilities and prepaid gold contract sales. Following the successful achievement of commercial production at the Fekola Mine in late 2017, the Company has been reducing its total debt outstanding throughout the course of 2018. The Company started 2018 with total debt outstanding of approximately $700 million (comprised of the drawn portion of the RCF, convertible notes and equipment loans and leases). The Company expects to have reduced its total debt outstanding to approximately $500 million by December 31, 2018, a reduction of $200 million for the year.
At September 30, 2018, the Company had drawn $400 million under the $500 million RCF, leaving an undrawn and available balance under the existing facility of $100 million. At September 30, 2018, the Company also had Euro 5 million ($6 million equivalent) of undrawn capacity on its Fekola equipment loan facility and $1 million was available for future drawdowns on its Masbate equipment loan facility. The Company expects to utilize the balance of the undrawn equipment loan facilities for equipment purchases in 2018 and early 2019.

Cash flow provided by operating activities was $143 million in the third quarter of 2018 compared to $42 million in the third quarter of 2017, an increase of $101 million. This increase is mainly due to an increase in revenues of $170 million, offset by an increase of $60 million in production costs and a $14 million increase in royalties and production taxes. Current income tax expense increased by $19 million but this was partially offset by a $13 million increase in accrued taxes payable. Accrued taxes increased primarily relating to the Fekola Mine in Mali which reached commercial production on November 30, 2017 and the Philippines where the existing five year income tax holiday ended June 30, 2017. On a cash basis, the majority balance of these accrued taxes become due and will be paid in the first and second quarters of 2019 (in conjunction with the filing of the related 2018 corporate income tax returns).
Cash flow provided by operating activities was $377 million in the first nine months of 2018 compared to $129 million in the first nine months of 2017, an increase of $248 million. This increase is mainly due to an increase in revenues of $488 million, offset by an increase of $143 million in production costs and a $42 million increase in royalties and production taxes. Current income tax expense increased by $75 million but this was partially offset by a $50 million increase in accrued taxes payable. Accrued taxes increased primarily relating to the Fekola Mine in Mali which reached commercial production on November 30, 2017 and the Philippines where the existing five year income tax holiday ended June 30, 2017. On a cash basis, the majority balance of these accrued taxes become due and will be paid in the second quarter of 2019 (in conjunction with the filing of the related 2018 corporate income tax returns). Offsetting the increase in accrued taxes payable was a $32 million increase in inventory. The increase in inventory mainly related to the purchase of supplies inventory for the Fekola Mine in Mali.
The Company has an RCF with a syndicate of international banks for an aggregate amount of $500 million. The RCF also allows for an accordion feature whereby upon receipt of additional binding commitments, the facility may be increased to $600 million any time prior to the maturity date.
The RCF bears interest on a sliding scale of between LIBOR plus 2.25% to 3.25% based on the Company’s consolidated net leverage ratio. Commitment fees for the undrawn portion of the facility will also be on a similar sliding scale basis of between 0.50% and 0.925%. The term of the RCF is four years, maturing on July 7, 2021. Between January 1, 2018 and October 1, 2018, for such time as the indebtedness outstanding under the Company's existing convertible notes is greater than $100 million, the sliding scale interest temporarily increased to a sliding scale range of between LIBOR plus 2.50% to 4.00%. The increase in the sliding scale rate ceased upon the repayment of the notes on October 1, 2018.
The Company has provided security on the RCF in the form of a general security interest over the Company’s assets and pledges creating a charge over the shares of certain of the Company’s direct and indirect subsidiaries. In connection with the RCF, the Company must also maintain certain net tangible worth and ratios for leverage and interest coverage. As at September 30, 2018, the Company was in compliance with these debt covenants.
During the nine months ended September 30, 2018, the Company made drawdowns of $225 million and repaid $175 million of the revolving credit facility ("RCF"). As at September 30, 2018, the Company had drawn down $400 million under the $500 million RCF, leaving an undrawn and available balance of $100 million.
Subsequent to September 30, 2018, on October 1, 2018, the Company repaid the outstanding balance under the convertible notes. The repayment of all outstanding principal and accrued interest under the convertible notes amounted to approximately $263 million, which B2Gold funded using existing cash on hand and a portion of the funds drawn under its RCF.
In the first quarter of 2016, the Company entered into the March 2016 Prepaid Sales transactions totalling $120 million, for the delivery of 103,266 ounces, with its RCF Syndicate. The March 2016 Prepaid Sales, in the form of metal sales forward contracts, allow the Company to deliver pre-determined volumes of gold on agreed future delivery dates in exchange for an upfront cash pre-payment. The full amount of the proceeds was recorded as Prepaid Sales at the time of the transaction. Settlement will be in the form of physical deliveries of unallocated gold from any of the Company’s mines. During the nine months ended September 30, 2017, the Company entered into additional Prepaid Sales transactions for 25,282 ounces valued at $30 million. The Company did not enter into Prepaid Sales transactions in 2018.
During the three and nine months ended September 30, 2018, the Company delivered 12,908 ounces and 38,724 ounces, respectively, into contracts valued at $15 million and $45 million, respectively. As the Company physically delivers ounces into the contracts, the portion of the Prepaid Sales relating to the delivered ounces was recognized as gold revenue in the statement of operations. Proceeds for the March 2016 Prepaid Sales transactions were originally received in March 2016 and are being recognized in revenue as the ounces underlying the Prepaid Sales are delivered.
As at September 30, 2018, the Company had $45 million of outstanding contracts for the delivery of 38,191 ounces with 12,909 ounces to be delivered during the fourth quarter of 2018 and 25,282 ounces during the first half of 2019.
During the nine months ended September 30, 2018, the Company had drawn down Euro 17 million ($21 million equivalent) under the Fekola equipment facility. As at September 30, 2018, Euro 5 million ($6 million equivalent) was available for future drawdowns.

The Company is required to maintain a deposit in a debt service reserve account (“DSRA”) equal at all times to the total of the principal, interest and other payments that become payable over the next six month period. At September 30, 2018, the balance in the debt service reserve account was Euro 8 million ($9 million equivalent).
On June 1, 2017, the Company entered into a $18 million Equipment Facility with Caterpillar Financial Services Philippines, Inc. The aggregate principal amount of up to $18 million is available to finance or refinance the mining fleet and other mining equipment at the Masbate Mine in the Philippines. The Equipment Facility is available for a period that ends on the earlier of the day when the Equipment Facility is fully drawn and December 31, 2018. The Equipment Facility may be drawn in installments of not less than $0.5 million, and each such installment shall be treated as a separate equipment loan. Each equipment loan is repayable in 20 equal quarterly installments. The final repayment date shall be five years from the first disbursement under each equipment loan. The interest rate on each loan is a rate per annum equal to LIBOR plus a margin of 3.85%. A commitment fee of 1.15% per annum on the undrawn balance of each tranche is also due, each payable quarterly. The Company has guaranteed the Equipment Facilities and security is given over the equipment of the Borrower which has been financed by the Equipment Facilities. During the three and nine months ended September 30, 2018, the Company made drawdowns of $0 million and $8 million, respectively, under the facility. As at September 30, 2018, $1 million was available for future drawdowns.
For the three and nine months ended September 30, 2018, resource property expenditures totalled $63 million and $211 million, respectively. The most significant expenditures were on the Fekola Mine with expenditures of $17 million and $54 million respectively. In addition, the Otjikoto Mine had capital expenditures of $12 million and $41 million, respectively, the Masbate Mine had capital expenditures of $12 million and $33 million, respectively, La Libertad Mine had capital expenditures of $3 million and $13 million, respectively and El Limon Mine had capital expenditures of $4 million and $17 million, respectively.
As at September 30, 2018, the Company had the following commitments (in addition to those disclosed elsewhere in the financial statements):

•	For payments of $1 million for the plant upgrade and $1 million for mobile equipment at the Masbate Mine, all of which is expected to be incurred in 2018.

•	For payments of $5 million for mobile equipment and $1 million for the oxygen plant at the Fekola Mine all of which is expected to be incurred in 2019.

For 2018, the Company has budgeted total capital expenditures of $67 million at the Fekola Mine, $45 million at the Otjikoto Mine, $49 million at the Masbate Mine, $31 million at La Libertad Mine and $18 million at El Limon Mine. The Company’s total 2018 exploration budget is approximately $56 million.
Derivative financial instruments
Gold forwards
Under the terms of a prior revolving credit facility entered into in April 2013, the Company was required to maintain gold forwards, within certain parameters, over the term of facility in order to manage the risk of volatility in the Company's future operating income and reduce risk in respect of debt service obligations. As at September 30, 2018 , the Company had gold forward contracts with respect to the Otjikoto Mine for the delivery of 8,979 ounces during 2018 at an average price of 15,044 Rand per ounce which are recorded at fair value through the statement of operations. The unrealized fair value of these contracts at September 30, 2018 was $(1) million.

Forward contracts - fuel oil, gas oil, diesel

During the nine months ended September 30, 2018, the Company entered into additional forward contracts for the purchase of 25,201,000 litres of fuel oil, 10,828,000 litres of gas oil and 3,009,000 litres of diesel with settlements scheduled between February 2019 and October 2020. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations.

The following is a summary, by maturity dates, of the Company’s forward contracts outstanding as at September 30, 2018:

	2018	2019	2020	Total
Forward – fuel oil:
Litres (thousands)	11,322	35,800	16,438	63,560
Average strike price	$0.32	$0.32	$0.33	$0.32
Forward – gas oil:
Litres (thousands)	6,546	19,383	7,598	33,527
Average strike price	$0.43	$0.43	$0.51	$0.45
Forward – diesel:
Litres (thousand)	1,049	2,856	1,599	5,504
Average strike price	$0.46	$0.50	$0.57	$0.51

The unrealized fair value of these contracts at September 30, 2018 was $12 million.
Interest rate swaps
The Company has a series of interest swaps with a notional amount of $100 million with settlements scheduled between December 2018 and May 2019. Under these contracts, the Company receives a floating rate equal to the 3 month United States dollar LIBOR rate and pays a fixed rate of 1.04%. These derivative instruments were not designated as hedges by the Company and are being recorded at their fair value at the end of each reporting period with changes in fair value recorded in the statement of operations.
The unrealized fair value of these contracts at September 30, 2018 was $1 million.
Operating activities
Cash flow provided by operating activities was $143 million in the third quarter of 2018 compared to $42 million in the third quarter of 2017, an increase of $101 million. This increase is mainly due to an increase in revenues of $170 million, offset by an increase of $60 million in production costs and a $14 million increase in royalties and production taxes. Current income tax expense increased by $19 million but this was partially offset by a $13 million increase in accrued taxes payable. Accrued taxes increased primarily relating to the Fekola Mine in Mali which reached commercial production on November 30, 2017 and the Philippines where the existing five year income tax holiday ended June 30, 2017. On a cash basis, the majority balance of these accrued taxes become due and will be paid in the first and second quarter of 2019 (in conjunction with the filing of the related 2018 corporate income tax returns).
Cash flow provided by operating activities was $377 million in the first nine months of 2018 compared to $129 million in the first nine months of 2017, an increase of $248 million. This increase is mainly due to an increase in revenues of $488 million, offset by an increase of $143 million in production costs and a $42 million increase in royalties and production taxes. Current income tax expense increased by $75 million but this was partially offset by a $50 million increase in accrued taxes payable. Accrued taxes increased primarily relating to the Fekola Mine in Mali which reached commercial production on November 30, 2017 and the Philippines where the existing five year income tax holiday ended June 30, 2017. On a cash basis, the majority balance of these accrued taxes become due and will be paid in the second quarter of 2019 (in conjunction with the filing of the related 2018 corporate income tax returns). Offsetting the increase in accrued taxes payable was a $32 million increase in inventory. The increase in inventory mainly related to the purchase of supplies inventory for the Fekola Mine in Mali.
Financing activities
The Company’s cash from financing activities for the three months ended September 30, 2018 was a net inflow of $168 million. During the third quarter of 2018, the Company made drawdowns of $200 million on its RCF, repayments of $25 million on its RCF, and received proceeds from the exercise of stock options of $6 million. The Company made payments on equipment loan facilities of $7 million and interest and commitment payments of $5 million.

The Company’s cash from financing activities for the nine months ended September 30, 2018 was a net inflow of $45 million. During the nine months ended September 30, 2018, the Company made drawdowns of $225 million on its RCF, repayments of $175 million on its RCF, drawdowns of $29 million on its Fekola and Masbate equipment loan facilities. The Company made payments on equipment loan facilities of $20 million and interest and commitment payments of $26 million and received proceeds from the exercise of stock options of $15 million.

Investing activities
During the three months ended September 30, 2018, capital expenditures on sustaining capital, prestripping and development at the Fekola Mine (see “Fekola Mine” section) totalled $17 million (Q3 2017 - $65 million), the Otjikoto Mine (see “Otjikoto Mine” section) totalled $12 million (Q3 2017 - $21 million), the Masbate Mine (see “Masbate Mine” section) totalled $12 million (Q3 2017 - $6 million), the Libertad Mine (see “La Libertad Mine” section) totalled $3 million (Q3 2017 - $6 million), and the Limon Mine (see “El Limon Mine” section) totalled $4 million (Q3 2017 - $5 million). Other development and exploration expenditures for the third quarter of 2018 totalled $16 million (Q3 2017 - $18 million).
Exploration
Resource property expenditures on exploration are disclosed in the table below.

	For the three months ended September 30, 2018	For the three months ended September 30, 2017	For the nine months ended September 30, 2018	For the nine months ended September 30, 2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)
Fekola Mine, exploration	5,091	2,475	12,131	6,215
Otjikoto Mine, exploration	314	320	1,311	753
Masbate Mine, exploration	1,253	1,169	3,470	3,979
Libertad Mine, exploration	1,106	1,996	3,839	5,465
Limon Mine, exploration	1,760	1,929	5,558	4,155
Fekola Regional, exploration	652	2,306	5,854	5,890
Toega Project, exploration	1,419	1,127	6,357	4,270
Kiaka Project, exploration	301	1,685	1,625	3,639
Ondundu Project, exploration	553	804	1,505	2,556
Other	1,743	1,131	5,407	3,693

	14,192	14,942	47,057	40,615

The Company has a revised 2018 exploration budget of approximately $56 million (original budget was $52 million). In the second quarter of 2018, the Mali exploration budget was increased by $4 million (from $15 million to $19 million), based on good drill results to date, to accelerate the current Fekola North Extension zone drill program. West Africa and the Central Zone in Nicaragua will be the primary areas of focus in 2018. 2018 will see approximately $29 million (original budget was $25 million) being spent on exploration in Mali, Burkina Faso and Ghana and $13 million in Nicaragua ($7 million at El Limon to continue testing the extent of the Limon Central vein system and $6 million at La Libertad and Regional targets for both infill drilling and to drill test new targets).

Fekola Mine

B2Gold's exploration team believes the expansive Fekola property has the potential to host additional large Fekola-style gold deposits. Surface exploration, regional drilling and geophysics to date have identified numerous targets. Approximately 75% of the drilling has focused on exploration drilling with the remainder on in-fill drilling.

On October 25, 2018, the Company announced an increase in the Mineral Resource estimate for the Fekola Mine and positive results from the ongoing Fekola mill expansion study (see news release dated 10/25/2018). The new increased Mineral Resource and the positive results, to date, from the Fekola mill expansion study indicate the potential to increase mill throughput tonnage and increase annual gold production from Fekola with moderate capital expenditure.

Based on approximately 192,000 metres of exploration drilling in 928 drill holes (including 70,877 metres in 294 holes drilled by B2Gold since June 2014), the Company updated the Indicated Mineral Resource estimate to 92,810,000 tonnes at 1.92 g/t gold, for a total of 5,730,000 ounces of gold, and an Inferred Mineral Resource estimate of 26,500,000 tonnes at 1.61 g/t gold, for a total of 1,370,000 ounces of gold, for the Fekola Mine. Mineral Resources are reported within a pit shell using a $1,400/ounce gold price and above a cutoff of 0.6 g/t gold. Probable Reserves at the start of production at Fekola were 49.2 million tonnes at 2.35 g/t gold containing 3.7 million ounces. These initial reserves (less material mined to December 31, 2017) are contained within the updated resource.

In addition, pit shells were run using a gold price of $1,250/ounce and demonstrate Fekola’s resiliency to lower gold prices. The Indicated Mineral Resource contains 90,670,000 tonnes at 1.94 g/t gold for a total of 5,667,000 ounces of gold, and Inferred Mineral Resources of 16,620,000 tonnes at 1.58 g/t gold containing 844,000 ounces of gold.

The new Mineral Resource is contiguous to the north of the current Fekola reserve pit boundary and extends the resource pit boundary 1.2 km to the north. Exploration drill results further north of the new resource pit boundary demonstrate that gold mineralization continues to the north, and remains open, indicating the potential to further expand Mineral Resources with additional drilling.

The B2Gold operations team is currently designing a new mine plan, based on the new Fekola Mineral Resource estimate, to establish new Probable Mineral Reserves. In conjunction, an engineering study is underway to evaluate the Fekola mill expansion potential along with the evaluation of larger mining fleet options. Current mill production rates have been averaging approximately 5.5 million tonnes per annum ("Mtpa") during 2018. The expansion study is focused on expanding mill throughput to 7.5 Mtpa. The economics of this case will be compared to a baseline throughput of 5.5 Mtpa to 6.0 Mtpa. Given the capacity of the Fekola primary crusher, SAG mill and ball mill, and engineering work to date, the 7.5 Mtpa throughput is expected to be achieved with an upgrade of the existing ball mill circuit. Additional process equipment upgrades will be required, which are being determined in the expansion study along with capital and operating cost estimates.

In the second quarter of 2018, the 2018 Mali exploration budget was increased by $4 million (from $15 million to $19 million) to accelerate the current Fekola North Extension zone drill program, which is extending and infilling mineral resources to the north of the main Fekola deposit. The Company increased the number of diamond drills from the current six rigs to eight rigs, as well as one reverse circulation rig and one aircore rig. A total of approximately 55,000 metres of diamond drilling in 2018 in the Fekola North extension are planned for 2018. The revised 2018 Mali exploration budget is now split between the Fekola Mine ($9 million), Fekola Regional properties ($8 million) and South Mali ($2 million). For the remainder of 2018, exploration drilling will continue to the immediate north and west of Fekola, and at the Anaconda zones approximately 20 km from Fekola. In 2019, the Company plans to continue its successful drilling to convert Fekola’s Inferred Resources to Reserves, further explore through drilling the potential to the north and west of Fekola, and continue drilling at and beneath the Anaconda saprolite zone.
Fekola Regional

To date, the 2018 drill program at the Anaconda zones, located approximately 25 kilometres from Fekola, has returned additional positive results from the near-surface saprolite zones and the recently-discovered good grade bedrock zones beneath the saprolite (indicating the potential for large, Fekola-style mineralized zones). The planned 2018 drill program at Anaconda has been reduced in order for exploration drilling for the balance of 2018 to focus on the Fekola North Extension program. However, some exploration continues at Anaconda, with one RC drill and one aircore drill, to continue to test the targets below the saprolite resource and expand the saprolite resource. Further exploration results are expected to be released in November 2018.

The Anaconda Mineral Resource includes the Anaconda, Adder, Cobra, Cascabel, Mamba and Boomslang zones which occur as flat-lying to slightly dipping mineralized zones within saprolite and saprock. This resource occurs near surface and remains open along strike. At present, the combined Anaconda-Adder saprolite zone extends over 4.5 kilometres along strike and up to 500 metres wide at Anaconda and up to 200 metres wide at Adder. Within these zones, mineralized saprolite varies from several metres to over 40 metres thick, with an average true thickness of approximately 13.5 metres. In addition, drilling below the extensive saprolite resource at the Anaconda, Adder and Mamba zones has discovered three, well mineralized bedrock (sulphide) zones, indicating the potential for large, Fekola-style mineralized zones.
Otjikoto Mine

The total exploration budget for Namibia in 2018 is $5 million. Exploration in 2018 will include 17,000 metres of diamond drilling and 4,000 metres of RAB drilling split between the Otjikoto Project and the Ondundu joint venture.

The Ondundu Project is located in north-central Namibia approximately 346 km northwest from Windhoek and approximately 230 km west-southwest from the Otjikoto Mine. The Company has the right to earn 100% of the project through a series of payments and work commitments. Exploration in 2018 on the Ondundu joint venture  is focusing on drill testing several targets on the license. Drilling completed in 2018 to date includes 20 DDH and RC holes for approximately 5,000 metres and 97 RAB holes for 2,900 metres.

Masbate Mine

The Masbate exploration budget for 2018 is approximately $5 million including 12,000 metres of diamond drilling. The drilling is divided into brownfields drilling to upgrade resources within the mine licence and on regional targets.

La Libertad Mine

La Libertad’s exploration budget for 2018 is approximately $5 million for a total of 9,000 metres of planned diamond drilling. The program is split between infill (near mine) drilling and drilling on several regional targets.

El Limon Mine
On February 23, 2018, the Company announced the newly discovered El Limon Central zone. Historical records had indicated that parts of the Central zone had been mined underground in past decades. However, the Company's recent exploration success at the Central zone demonstrated that underground mining was much more limited than previously thought. As a result, the Company announced a positive initial open-pit Inferred Mineral Resource at El Limon Central zone of 5,130,000 tonnes at a grade of 4.92 g/t of gold containing 812,000 ounces of gold (100% basis). The Central zone, at its closest point, is approximately 150 metres from El Limon mill facility, extending southeast and northwest, adjacent to existing plant and administrative infrastructure. This resource has provided the open-pit resources for the expansion study (refer to “Review of Mining Operations and Development Projects - El Limon Mine" ).

Positive drilling results continue to expand El Limon Central zone to the north, indicating the potential to expand the Mineral Resources. The zone is also open to depth, indicating the potential to produce ore from underground in El Limon Central area once open-pit mining is completed.

B2Gold’s technical team is currently updating El Limon Inferred Mineral Resource to include recent additional drilling results and conducting mine optimization studies with a view to potentially improve the positive economics for El Limon expansion. These studies are expected to be completed in the first quarter of 2019.

El Limon’s exploration budget for 2018 is approximately $7 million for a total of 25,000 metres of planned diamond drilling to further infill at the Central zone and to further explore the structure along strike where it remains open.

Toega Project
On February 22, 2018, the Company announced a positive initial Inferred Mineral Resource estimate for the Toega Project located in Burkina Faso with an initial Inferred Mineral Resource estimate of 17,530,000 tonnes of 2.01 g/t, containing 1,130,000 ounces of gold, indicates the potential to be an open-pittable deposit. The Toega mineralized zone now extends 1,200 metres along strike, and is 430 metres wide and up to 400 metres deep. The Toega mineralized zone remains open along strike to the north-northeast and down dip. Recent drilling has intersected good grade in a potential new mineralized zone. Drilling is ongoing to infill and determine the ultimate size and economic potential of the Toega zone, and to further test the new mineralized zone.
Metallurgical, environmental and social baseline studies were initiated at Toega in 2016, and these programs are planned to continue throughout the remainder of 2018.
In Burkina Faso, the 2018 exploration budget is $9 million for the Toega Prospect and the Kiaka Regional district that saw exploration success in 2017. Burkina Faso will see 14,500 metres of planned diamond drilling, 29,000 metres of planned RC drilling and 28,000 metres of combined planned aircore and auger drilling. Exploration results from the Toega Prospect drill program are expected in the latter part of 2018.

Finland Joint Venture

Finland has a 2018 budget of $3 million and will complete 500 metres of drilling on targets defined from work completed in 2017. The Company has the right to earn up to a 75% ownership interest in the properties of Aurion Resources Ltd known as Kutuvuoma, Ahvenjarvi, Piko-Mustavaara, Palovaara and Soretiavuoma. The Company must incur $5 million in exploration work expenditures and issue 550,000 B2Gold shares to acquire a 51% interest in the properties over the initial four year period ending in August 2019. The Company may increase its interest to 70% by incurring an additional $10 million over the next two year period and upon a bankable feasibility study, the Company will hold 75% in the properties.

CRITICAL ACCOUNTING ESTIMATES
Full disclosure of the Company’s accounting policies and significant accounting judgments and estimation uncertainties in accordance with IFRS can be found in Notes 4 and 5 of its audited consolidated financial statements as at December 31, 2017. Management considers the following estimates to be the most critical in understanding the judgments involved in preparing the Company’s interim consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows:
Impairment of long-lived assets
Long-lived assets are tested for impairment, or reversal of a previous impairment, if there is an indicator of impairment or a subsequent reversal. Calculating the estimated recoverable amount of cash generating units ("CGU") for long-lived asset requires management to make estimates and assumptions including future production levels, mill recoveries, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates, taxation and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the analysis. Such changes could be material.

El Limon long-lived assets
During the year-ended December 31, 2015, the Company recorded a pre-tax impairment charge of $23 million on the carrying value of El Limon Mine property, plant and equipment. The net impairment recorded in the statement operations after taking into account a deferred income tax recovery of $7 million was $16 million.

During the three months ended September 30, 2018, the Company completed its annual life-of-mine ("LoM") plan for El Limon. As a result of the inclusion of ounces produced from the Limon Central Zone, the expected ounces produced and mine life in the LoM has significantly increased compared to previous LoM plans. The Company considered the increase in expected production and mine life to be an indicator of impairment reversal for Limon. The Company conducted an impairment analysis whereby the carrying values of El Limon Mine property, plant and equipment, were compared to the mine’s recoverable amount which was determined to be its fair value less costs of disposal (“FVLCD”) at September 30, 2018. In carrying out the review of El Limon Mine’s long-lived assets for impairment reversal, the Company utilized discounted cash flow models incorporating estimates and assumptions that included such factors as future production levels, metallurgical recovery estimates, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates and discount rates. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

Key assumptions used for the impairment reversal test at September 30, 2018 were:

Long-term gold price	$1,250/ounce
Silver price	$17/ounce
Mine life	2019 to 2030
Discount rate	5%
The Company’s analysis concluded that the carrying values of El Limon Mine property, plant and equipment at September 30, 2018 were lower than the FVLCD and therefore resulted in a full reversal of the original impairment loss recorded in 2015. After reflecting the amount of depreciation that would have been taken on the impaired assets, the Company recorded a pre-tax impairment reversal of $13 million. The net impairment reversal recorded in the statement operations after taking into account a deferred income tax expense of $4 million was $9 million.

La Libertad long-lived assets

During the three months ended September 30, 2018, the Company completed its annual LoM plan for La Libertad. As a result of delays in permitting the Jabali Antenna Open Pit, the expected ounces produced in the LoM have been reduced compared to previous LoM plans. The Company considered this reduction in expected production to be an indicator of impairment for La Libertad. The Company conducted an impairment analysis whereby the carrying values of La Libertad Mine property, plant and equipment, were compared to the mine’s recoverable amount which was determined to be its FVLCD at September 30, 2018. In carrying out the review of La Libertad Mine’s long-lived assets for impairment, the Company utilized discounted cash flow models incorporating estimates and assumptions that included such factors as future production levels, metallurgical recovery estimates, operating and capital costs in its life-of-mine plans, future metal prices, foreign exchange rates and discount rates. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

Key assumptions used for the impairment test at September 30, 2018 were:

Long-term gold price	$1,250/ounce
Silver price	$17/ounce
Mine life	2019 to 2020
Discount rate	5%
The Company’s analysis concluded that the carrying values of La Libertad Mine property, plant and equipment at September 30, 2018 were impaired resulting in an impairment charge of $16 million being recorded in the statement operations.

Mocoa long-lived assets

During the six months ended June 30, 2018, the Company made the decision to dispose of its interest in the Mocoa property. As a result, the property was written down to its estimated fair value of $11 million and impairment losses totalling $18 million were recognized in net income during the first quarter of 2018. On June 15, 2018, pursuant to the terms of a share purchase agreement (the "Agreement") dated May 7, 2018, among the Company, Colombian Ventures Ltd., a wholly owned indirect subsidiary of the Company, Libero Copper Corporation ("Libero") and Libero Resources Limited, a wholly owned subsidiary of Libero, the Company completed the sale of its interest in the Mocoa Porphyry copper-molybdenum deposit in Colombia (the "Property") to Libero for

10,400,000 Common shares of Libero valued at $1 million upon closing and retained a 2% net smelter returns royalty (the "Mocoa NSR") on production generated from the Property valued at $10 million which has been classified as a mining interest. In determining the value of the Mocoa NSR, the Company utilized scenario weighted discounted cash flow models incorporating estimates and assumptions that included such factors as future production levels, metallurgical recovery estimates, future metal prices, estimated allowable deductions, and discount rates. Management’s estimate of the fair value of the Mocoa NSR is classified as level 3 in the fair value hierarchy. The Company’s estimate of future cash flows is subject to risks and uncertainties and therefore could change in the future if the underlying assumptions change.

Key assumptions used for the valuation of the Mocoa NSR were as follows:

Copper price	$3.10/pound
Molybdenum price	$8.10/pound
Discount rate	12%
Sensitivities
These recoverable amounts are most sensitive to changes in long-term prices gold prices and discount rates. A decrease in long-term gold prices would result in the Company making amendments to the mine plans that would partially offset the effect of lower prices through lower operating and capital costs. Ignoring the impact on our mine plans, in isolation, a US$50 decrease in long-term gold price assumptions would result in an additional reduction of approximately $2 million and a 50 basis point increase in the discount rate would result in additional reduction of approximately $1 million in the post-tax recoverable amounts at La Libertad Mine. There would be no change to the post-tax recoverable amount at the El Limon Mine as a result of either a US$50 decrease in long-term gold price assumption or a 50 basis point increase in the discount rate.
For the Mocoa Project, a decrease of US$0.40 per pound and US$0.15 per pound in the respective long-term molybdenum and copper price assumptions would result in an additional reduction of approximately $1 million and a 50 basis point increase in the discount rate would result in additional reduction of approximately $1 million in the recoverable amount recorded in the Company's financial statements.
Ore reserve and resource estimates
Ore reserves are estimates of the amount of ore that can be economically and legally extracted from the Company’s mining properties. The Company estimates its ore reserves and mineral resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and requires complex geological judgments to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, metallurgical recoveries, permitting and production costs along with geological assumptions and judgments made in estimating the size, and grade of the ore body. Changes in the reserve or resource estimates may impact the carrying value of mining interests, mine restoration provisions, recognition of deferred tax assets, depreciation and amortization charges and royalties receivable.
NEW ACCOUNTING STANDARDS AND AMENDMENTS ADOPTED
The following standards have been adopted as at January 1, 2018 in accordance with the transitional provisions outlined in the respective standards. The effect of adoption of these new pronouncements is outlined below and in Note 2 to the Company's unaudited condensed interim consolidated financial statements as at September 30, 2018.

IFRS 15 - Revenue from contracts with customers

IFRS 15, Revenue from Contracts with Customers, was adopted on January 1, 2018. The standard introduces a single, principles-based, five-step model for the recognition of revenue when control of goods is transferred to the customer. The five steps are: identify the contract(s) with the customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to each performance obligation and recognize revenue as each performance obligation is satisfied. IFRS 15 also requires enhanced disclosures about revenue to help users better understand the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. The Company evaluated the effect the standard had on its sales recorded in its consolidated financial statements and determined there is no impact to the timing or amounts of revenue recognized in its statement of operations.

IFRS 9 - Financial Instruments

The final version of IFRS 9, Financial Instruments, was issued in July 2014 to replace IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 has two measurement categories for financial assets: amortized cost and fair value. Classification is determined at initial recognition in one of the following categories: fair value through profit and loss (“FVTPL”), fair value through other comprehensive income (“FVOCI”) or at amortized cost. In addition, the standard amended some of the requirements of IFRS 7, Financial Instruments: Disclosures, including the requirement for added disclosures about investments in equity instruments measured at FVOCI and guidance on financial liabilities and derecognition of financial instruments. The Company adopted the standard on January 1, 2018. Retrospective application was required, but there was no requirement to restate comparative periods disclosed.

The Company has assessed the classification and measurement of its financial assets and financial liabilities under IFRS 9 and have summarized the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 in the following table:

Measurement Categories
	IAS 39	IFRS 9

Financial instruments:
Cash and cash equivalents	Amortized cost	Amortized cost
Debt service reserve account	Amortized cost	Amortized cost
Loans receivable	Amortized cost	Amortized cost
Long-term investments	FVTPL & FVOCI	FVOCI
Derivative financial instruments	FVTPL	FVTPL
Accounts payable and accrued liabilities	Amortized cost	Amortized cost
Convertible senior subordinated notes	FVTPL	FVTPL FVOCI for change in credit risk
Debt	Amortized cost	Amortized cost
Lease liabilities	Amortized cost	Amortized cost

The Company has elected to irrevocably designate its long-term investments as FVOCI as they are not considered to be held for trading.

The Company applied the modified retrospective approach for the adoption of IFRS 9, whereby prior periods were not restated for the impact of the standard. As a result, a decrease in deficit of $46 million with a corresponding adjustment to accumulated other comprehensive loss ("AOCI") was recognized on January 1, 2018 consisting of:

•	Long-term investments: reclassification of a $35 million loss (net of a $1 million deferred income tax recovery) from deficit to accumulated other comprehensive loss.

•	Convertible senior subordinated notes: reclassification of an $11 million loss from deficit to AOCI.

The following is the new accounting policy for financial instruments under IFRS 9:

Financial instruments

The Company recognizes financial assets and liabilities on the balance sheet when the Company becomes party to the contractual provisions of the instrument.

Cash and cash equivalents
Cash and cash equivalents include cash on hand, deposits held with banks, and other short-term highly liquid investments with original maturities of three months or less. Cash and cash equivalents are classified and measured at amortized cost.

Accounts receivable, accounts payable and accrued liabilities
Accounts receivable, accounts payable and accrued liabilities are non-interest bearing and are initially measured at fair value, subsequently recorded at amortized cost which approximates fair value due to the short term to maturity. Where necessary, accounts receivable are net of expected credit losses. Accounts receivable are classified as financial assets measured at amortized cost and accounts payable and accrued liabilities are classified as financial liabilities measured at amortized cost.

Long-term investments
Equity investments in entities that are not subsidiaries, joint ventures or investments in associates are designated FVTPL unless they are irrevocably designated, on an individual basis, as FVOCI. These investments are measured at fair value on acquisition and at each reporting date. Any unrealized holding gains and losses related to long-term investments designated as FVOCI are excluded from net earnings and are included in other comprehensive income ("OCI"). Upon disposal, any accumulated gains and losses remain in equity.

Lease liabilities
Lease liabilities are interest bearing and are initially measured at the present value and subsequently recorded at amortized cost.

Debt
The Company initially recognizes all financial liabilities at fair value and classifies them as subsequently measured at either FVTPL or amortized cost, as appropriate. For debt subsequently measured at amortized cost, the effective interest rate method is used. Debt required to be classified as FVTPL is measured at fair value on each financial period-end date with gains and losses flowing through the statement of operations. For debt that is optionally classified as FVTPL, the part of the fair value change related to the Company’s own credit risk is recorded in OCI rather than the statement of operations.

Derivative instruments
Derivative instruments, including embedded derivatives, are recorded at FVTPL and accordingly recorded on the balance sheet date at fair value. Unrealized gains and losses on derivatives held for trading are recorded as part of other gains or losses in earnings. Fair values for derivative instruments are determined using valuation techniques, using assumptions based on market conditions existing at the balance sheet date.

Impairment of financial assets
At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, we measure the loss allowance for the financial asset at an amount equal to twelve month expected credit losses.

Derecognition of financial assets
Financial assets are derecognized when the investments mature or are sold, and substantially all the risks and rewards of ownership have been transferred. Gains and losses on derecognition of financial assets classified as FVTPL or amortized cost are recognized within other non-operating income. Accumulated gains or losses on financial assets classified as FVOCI remain within accumulated other comprehensive income.

RECENT ACCOUNTING PRONOUNCEMENTS
IFRS 16 - Leases
The IASB has issued IFRS 16, Leases, which is effective for annual periods commencing on or after January 1, 2019. This new standard eliminates the classification of leases as either operating leases or finance leases and introduces a single lessee accounting model which requires the lessee to recognize assets and liabilities for all leases with a term of longer than 12 months, with the exception of low-value assets. This requirement to record leases as finance leases is expected to increase lease assets and lease liabilities on the Company's consolidated balance sheet. IFRS 16 will also result in the lease expense previously recognized for operating leases being replaced with depreciation expense for lease assets and interest and financing expense for lease liabilities. On the transition date of January 1, 2019, the Company expects to recognize additional leases on the consolidated balance sheet, which will increase both the short and long-term liabilities and mining interest balances. As a result of recognizing additional lease obligations, it is expected that there will be a reduction in production costs, as lease expense will be removed. Depreciation expense and interest and financing expense are expected to increase as a result of the recognition of additional lease assets and the associated lease obligations. The Company has not yet quantified the expected impact.
The Company is currently evaluating the effect of the standard will have on its consolidated financial statements. In 2017, the Company completed an initial scoping of its existing leases and service contracts and is finalizing this scoping. During the first nine months of 2018, a working group was formed, the assessment of the contracts began and initial calculations were prepared for the contracts determined to contain leases for four locations. In the fourth quarter of 2018, the Company plans to continue with the contract assessment and calculations for its remaining locations.
RISKS AND UNCERTAINTIES
The exploration and development of natural resources are highly speculative in nature and the Company’s business operations, investments and prospects are subject to significant risks. For details of these risks, please refer to the risk factors set forth in the Company’s current Annual Information Form, which can be found under the Company’s corporate profile on SEDAR at www.sedar.com, the Company’s current Form 40-F Annual Report, which can be found on EDGAR at www.sec.gov, and the Company’s other filings and submissions with securities regulators on SEDAR and EDGAR, which could materially affect the Company’s business, operations, investments and prospects and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the business, operations, investments and prospects of the Company. If any of the risks actually occur, the business of the Company may be harmed and its financial condition and results of operations may suffer significantly.
INTERNAL CONTROL OVER FINANCIAL REPORTING
The Company’s management, with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation of financial statements.
The Company’s management has determined that there has been no change in the Company’s internal control over financial reporting during the three months ended September 30, 2018, that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.
NON-IFRS MEASURES
Cash operating costs per gold ounce and total cash costs per gold ounce
‘‘Cash operating costs per gold ounce’’ and “total cash costs per gold ounce” are common financial performance measures in the gold mining industry but, as non-IFRS measures, they do not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance and ability to generate cash flow. Accordingly, these measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures, along with sales, are considered to be a key indicator of the Company’s ability to generate earnings and cash flow from its mining operations.
Cash cost figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash cost of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently. Cash operating costs and total cash costs per ounce are derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, royalties and production taxes, less silver by-product credits. The tables below show a reconciliation of cash operating costs per ounce and total cash costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:
Consolidated

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs per consolidated financial statements	133,169	72,777	363,407	220,622
Inventory sales adjustment	(11,254)	52	(12,428)	3,650

Cash operating costs	121,915	72,829	350,979	224,272
Royalties and production taxes per consolidated financial statements	20,252	6,539	60,042	17,954

Total cash costs	142,167	79,368	411,021	242,226

Gold production (ounces)	242,040	129,288	721,817	383,472

Cash operating costs per ounce ($/ounce)	504	563	486	585

Total cash costs per ounce ($/ounce)	587	614	569	632

Fekola Mine

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	46,321	—	110,407	—
Inventory sales adjustment	(5,364)	—	(3,097)	—

Cash operating costs	40,957	—	107,310	—
Royalties and production taxes	12,452	—	36,087	—

Total cash costs	53,409	—	143,397	—

Gold production (ounces)	107,002	—	333,788	—

Cash operating costs per ounce ($/ounce)	383	—	321	—

Total cash costs per ounce ($/ounce)	499	—	430	—
Otjikoto Mine

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	20,126	23,391	64,994	60,292
Inventory sales adjustment	(183)	1,253	(2,043)	3,589

Cash operating costs	19,943	24,644	62,951	63,881
Royalties and production taxes	1,991	2,599	6,347	5,829

Total cash costs	21,934	27,243	69,298	69,710

Gold production (ounces)	42,403	55,151	122,580	139,088

Cash operating costs per ounce ($/ounce)	470	447	514	459

Total cash costs per ounce ($/ounce)	517	494	565	501

Masbate Mine

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	33,119	24,147	92,699	78,725
Inventory sales adjustment	(2,715)	1,051	(4,673)	(203)

Cash operating costs	30,404	25,198	88,026	78,522
Royalties and production taxes	4,328	2,584	12,710	8,335

Total cash costs	34,732	27,782	100,736	86,857

Gold production (ounces)	57,542	46,557	164,943	149,049

Cash operating costs per ounce ($/ounce)	528	541	534	527

Total cash costs per ounce ($/ounce)	604	597	611	583
La Libertad Mine

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	20,918	14,774	58,574	54,063
Inventory sales adjustment	(1,770)	(1,784)	(898)	(1,273)

Cash operating costs	19,148	12,990	57,676	52,790
Royalties and production taxes	532	437	1,615	1,760

Total cash costs	19,680	13,427	59,291	54,550

Gold production (ounces)	21,995	16,487	62,770	67,641

Cash operating costs per ounce ($/ounce)	871	788	919	780

Total cash costs per ounce ($/ounce)	895	814	945	806

El Limon Mine

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	12,685	10,465	36,733	27,542
Inventory sales adjustment	(1,222)	(468)	(1,717)	1,537

Cash operating costs	11,463	9,997	35,016	29,079
Royalties and production taxes	949	919	3,283	2,030

Total cash costs	12,412	10,916	38,299	31,109

Gold production (ounces)	13,098	11,093	37,736	27,694

Cash operating costs per ounce ($/ounce)	875	901	928	1,050

Total cash costs per ounce ($/ounce)	948	984	1,015	1,123
All-in sustaining costs per gold ounce
In June 2013, the World Gold Council, a non-regulatory association of the world’s leading gold mining companies established to promote the use of gold to industry, consumers and investors, provided guidance for the calculation of the measure “all-in sustaining costs per gold ounce”, but as a non-IFRS measure, it does not have a standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. The World Gold Council standard became effective January 1, 2014. Management believes that the all-in sustaining costs per gold ounce measure provides additional insight into the costs of producing gold by capturing all of the expenditures required for the discovery, development and sustaining of gold production and allows the Company to assess its ability to support capital expenditures to sustain future production from the generation of operating cash flows. Management believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. Other companies may calculate these measures differently.
B2Gold defines all-in sustaining costs per ounce as the sum of cash operating costs, royalty and production taxes, capital expenditures and exploration costs that are sustaining in nature, corporate general and administrative costs, share-based payment expenses related to RSUs/DSUs, community relations expenditures, reclamation liability accretion and realized (gains) losses on fuel derivative contracts, all divided by the total gold ounces produced to arrive at a per ounce figure. The Company defines non-sustaining capital expenditures and exploration costs as those relating to mine construction costs, major plant upgrades or those that do not contribute to current year production or provide access to new material levels of production.

The tables below show a reconciliation of all-in sustaining costs per ounce to production costs as extracted from the unaudited condensed interim consolidated financial statements on a consolidated and a mine-by-mine basis:

Consolidated

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs per consolidated financial statements	133,169	72,777	363,407	220,622
Inventory sales adjustment	(11,254)	52	(12,428)	3,650

Cash operating costs	121,915	72,829	350,979	224,272
Royalties and production taxes per consolidated financial statements	20,252	6,539	60,042	17,954
Corporate administration per consolidated financial statements	12,418	8,485	35,178	25,229
Share-based payments – RSUs/DSUs(1)	1,405	580	2,325	3,029
Community relations per consolidated financial statements	1,912	1,658	4,317	4,329
Reclamation liability accretion (2)	663	368	1,876	1,116
Realized (gains) losses on fuel derivative contracts	(2,532)	12	(5,941)	(743)
Sustaining capital expenditures(3)	21,366	25,873	76,038	72,292
Sustaining mine exploration(3)	3,794	2,748	9,224	7,875

Total all-in sustaining costs	181,193	119,092	534,038	355,353

Gold production (ounces)	242,040	129,288	721,817	383,472

All-in sustaining cost per ounce ($/ounce)	749	921	740	927
(1) Included as a component of Share-based payments on the statement of operations.
(2) Excludes reclamation accretion relating to Kiaka.
(3) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Consolidated operating mine capital expenditures	47,621	37,404	158,302	101,681
Fekola Mine non-sustaining capital expenditures	(9,479)	—	(34,427)	—
Otjikoto Mine non-sustaining capital expenditures	(6,994)	(5,082)	(25,283)	(5,710)
Masbate Mine non-sustaining capital expenditures	(8,601)	(2,134)	(18,713)	(9,583)
La Libertad Mine non-sustaining capital expenditures	(353)	(2,664)	(534)	(11,685)
El Limon Mine non-sustaining capital expenditures	(828)	(1,651)	(3,307)	(2,411)

Consolidated sustaining capital expenditures	21,366	25,873	76,038	72,292

The table below shows a reconciliation of sustaining mine exploration to mine exploration as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Consolidated mine exploration	9,524	5,414	26,309	14,352
Fekola Mine non-sustaining mine exploration	(2,387)	—	(7,442)	—
Otjikoto Mine non-sustaining mine exploration	—	(320)	(16)	(682)
Masbate Mine non-sustaining mine exploration	(989)	(409)	(1,920)	(882)
La Libertad Mine non-sustaining mine exploration	(868)	(919)	(3,014)	(2,720)
El Limon Mine non-sustaining mine exploration	(1,486)	(1,018)	(4,693)	(2,193)

Consolidated sustaining mine exploration	3,794	2,748	9,224	7,875

Fekola Mine

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	46,321	—	110,407	—
Inventory sales adjustment	(5,364)	—	(3,097)	—

Cash operating costs	40,957	—	107,310	—
Royalties and production taxes	12,452	—	36,087	—
Corporate administration	759	—	3,303	—
Share-based payments – RSUs(1)	55	—	183	—
Community relations	1,134	—	1,464	—
Reclamation liability accretion	174	—	502	—
Realized gains on fuel derivative contracts	(946)	—	(2,041)	—
Sustaining capital expenditures(2)	7,649	—	19,110	—
Sustaining mine exploration(2)	2,704	—	4,689	—

Total all-in sustaining costs	64,938	—	170,607	—

Gold production (ounces)	107,002	—	333,788	—

All-in sustaining cost per ounce ($/ounce)	607	—	511	—
(1) Included as a component of Share-based payments on the statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of the Fekola Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	17,128	—	53,537	—
Carryover construction costs	(1,272)	—	(12,477)	—
Tailings storage facility stages 2 and 3	(204)	—	(5,931)	—
Fadougou relocation	(3,262)	—	(7,721)	—
Mobile equipment purchases	(3,340)	—	(6,405)	—
Other	(1,401)	—	(1,893)	—

Sustaining capital expenditures	7,649	—	19,110	—

The table below shows a reconciliation of Fekola Mine sustaining mine exploration to mine exploration as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine exploration	5,091	—	12,131	—
Fekola Mine regional exploration	(2,387)	—	(7,442)	—

Sustaining mine exploration	2,704	—	4,689	—

Otjikoto Mine

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	20,126	23,391	64,994	60,292
Inventory sales adjustment	(183)	1,253	(2,043)	3,589

Cash operating costs	19,943	24,644	62,951	63,881
Royalties and production taxes	1,991	2,599	6,347	5,829
Corporate administration	1,452	1,099	4,970	3,860
Share-based payments – RSUs(1)	—	4	—	42
Community relations	20	344	650	888
Reclamation liability accretion	106	86	296	265
Realized (gains) losses on fuel derivative contracts	(501)	52	(1,063)	(102)
Sustaining capital expenditures(2)	4,753	15,799	16,096	30,378
Sustaining mine exploration(2)	314	—	1,295	71

Total all-in sustaining costs	28,078	44,627	91,542	105,112

Gold production (ounces)	42,403	55,151	122,580	139,088

All-in sustaining cost per ounce ($/ounce)	662	809	747	756
(1) Included as a component of Share-based payments on the statement of operations.
(2) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of the Otjikoto Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	11,747	20,881	41,379	36,088
Prestripping	(6,434)	—	(21,338)	—
Solar plant	(540)	(4,762)	(3,830)	(4,773)
Wolfshag underground feasibility study	—	(164)	—	(781)
Game farm	(20)	(156)	(115)	(156)

Sustaining capital expenditures	4,753	15,799	16,096	30,378

The table below shows a reconciliation of Otjikoto Mine sustaining mine exploration to mine exploration as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine exploration	314	320	1,311	753
Otjikoto Mine regional exploration	—	(320)	(16)	(682)

Sustaining mine exploration	314	—	1,295	71
Masbate Mine

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	33,119	24,147	92,699	78,725
Inventory sales adjustment	(2,715)	1,051	(4,673)	(203)

Cash operating costs	30,404	25,198	88,026	78,522
Royalties and production taxes	4,328	2,584	12,710	8,335
Corporate administration	1,109	796	2,689	2,533
Community relations	96	—	585	—
Reclamation liability accretion	121	126	352	377
Realized gains on fuel derivative contracts	(957)	(50)	(2,459)	(480)
Sustaining capital expenditures(1)	3,495	3,980	14,780	26,897
Sustaining mine exploration(1)	264	760	1,550	3,097

Total all-in sustaining costs	38,860	33,394	118,233	119,281

Gold production (ounces)	57,542	46,557	164,943	149,049

All-in sustaining cost per ounce ($/ounce)	675	717	717	800
(1) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of the Masbate Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	12,096	6,114	33,493	36,480
Masbate processing plant upgrade	(6,247)	—	(13,291)	—
Montana extension	(764)	(1,022)	(2,923)	(1,022)
Tailings storage facility stage 11	(901)	—	(1,431)	—
Other	(38)	—	(150)	—
Plant and powerhouse upgrades	—	(1,112)	(267)	(6,462)
Prestripping	(651)	—	(651)	(1,270)
Land acquisitions	—	—	—	(829)

Sustaining capital expenditures	3,495	3,980	14,780	26,897

The table below shows a reconciliation of Masbate Mine sustaining mine exploration to mine exploration as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine exploration	1,253	1,169	3,470	3,979
Masbate Mine regional exploration	(989)	(409)	(1,920)	(882)

Sustaining mine exploration	264	760	1,550	3,097

La Libertad Mine

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	20,918	14,774	58,574	54,063
Inventory sales adjustment	(1,770)	(1,784)	(898)	(1,273)

Cash operating costs	19,148	12,990	57,676	52,790
Royalties and production taxes	532	437	1,615	1,760
Corporate administration	462	802	1,566	2,566
Community relations	156	969	422	2,512
Reclamation liability accretion	157	87	433	262
Realized (gains) losses on fuel derivative contracts	(128)	10	(378)	(161)
Sustaining capital expenditures(1)	2,215	3,204	12,074	6,452
Sustaining mine exploration(1)	238	1,077	825	2,745

Total all-in sustaining costs	22,780	19,576	74,233	68,926

Gold production (ounces)	21,995	16,487	62,770	67,641

All-in sustaining cost per ounce ($/ounce)	1,036	1,187	1,183	1,019
(1) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of La Libertad Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	2,568	5,868	12,608	18,137
Tailings storage facility	(353)	(285)	(534)	(4,746)
Jabali underground development	—	(2,209)	—	(3,732)
San Juan underground development	—	—	—	(17)
Jabali Antenna resettlement and development	—	(170)	—	(407)
Land acquisitions	—	—	—	(2,783)

Sustaining capital expenditures	2,215	3,204	12,074	6,452

The table below shows a reconciliation of La Libertad Mine sustaining mine exploration to mine exploration as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine exploration	1,106	1,996	3,839	5,465
Libertad Mine regional exploration	(868)	(919)	(3,014)	(2,720)

Sustaining mine exploration	238	1,077	825	2,745
El Limon Mine

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Production costs	12,685	10,465	36,733	27,542
Inventory sales adjustment	(1,222)	(468)	(1,717)	1,537

Cash operating costs	11,463	9,997	35,016	29,079
Royalties and production taxes	949	919	3,283	2,030
Corporate administration	675	495	1,981	1,513
Community relations	506	345	1,196	929
Reclamation liability accretion	105	69	293	212
Sustaining capital expenditures(1)	3,254	2,890	13,978	8,565
Sustaining exploration(1)	274	911	865	1,962

Total all-in sustaining costs	17,226	15,626	56,612	44,290

Gold production (ounces)	13,098	11,093	37,736	27,694

All-in sustaining cost per ounce ($/ounce)	1,315	1,409	1,500	1,599
(1) Refer to Sustaining capital expenditures and Sustaining mine exploration reconciliations below.

The table below shows a reconciliation of El Limon Mine sustaining capital expenditures to operating mine capital expenditures as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine capital expenditures	4,082	4,541	17,285	10,976
Plant upgrade	(482)	—	(1,425)	—
Limon tailings project	(143)	(166)	(690)	(411)
Limon Central	(50)	(999)	(507)	(999)
Land purchases	(104)	—	(466)	—
Veta Nueva underground development	(49)	(486)	(219)	(1,001)

Sustaining capital expenditures	3,254	2,890	13,978	8,565

The table below shows a reconciliation of El Limon Mine sustaining mine exploration to mine exploration as extracted from the unaudited condensed interim consolidated financial statements:

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Operating mine exploration	1,760	1,929	5,558	4,155
Limon Mine regional exploration	(1,486)	(1,018)	(4,693)	(2,193)

Sustaining mine exploration	274	911	865	1,962
Adjusted net income and adjusted earnings per share - basic
Adjusted net income and adjusted earnings per share - basic are non-IFRS measures that do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. The Company defines adjusted net income as net income adjusted for non-recurring and significant recurring non-cash items. The Company defines adjusted earnings per share - basic as adjusted net income divided by the basic weighted number of common shares outstanding.
Management believes that the presentation of adjusted net income and adjusted earnings per share - basic is appropriate to provide additional information to investors regarding items that the Company does not expect to continue at the same level in the future or that management does not believe to be a reflection of the Company’s ongoing operating performance. Management further believes that its presentation of these non-IFRS financial measures provide information that is useful to investors because they are important indicators of the strength of the Company’s operations and the performance of the Company’s core business. Accordingly, it is intended to provide additional information and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate this measure differently.

A reconciliation of net income to adjusted net income as extracted from the unaudited condensed interim consolidated financial statements is set out in the table below:

	Three months ended		Nine months ended
	September 30,		September 30,
	2018	2017	2018	2017
	$	$	$	$
	(000’s)	(000’s)	(000’s)	(000’s)

Consolidated net income for the period	16,036	12,393	94,797	27,100
Adjustments for non-recurring and significant recurring non-cash items:
Share-based payments	9,422	3,938	16,382	13,252
Provision for non-recoverable input taxes	(1,827)	—	(1,827)	—
Impairment of long-lived assets, net	2,960	—	21,146	—
Gain on sale of Lynn Lake royalty	—	—	—	(6,593)
Write-down of mineral property interests	499	2,046	499	3,485
Unrealized losses (gains) on fair value of convertible notes	1,441	(8,046)	(10,651)	3,932
Unrealized (gains) losses on derivative instruments	(2,269)	(2,454)	(8,269)	16
Write-down of long-term investments	—	157	—	1,613
Deferred income tax expense	18,679	5,853	36,549	3,290

Adjusted net income for the period	44,941	13,887	148,626	46,095

Basic weighted average number of common shares outstanding (in thousands)	988,795	978,680	985,226	975,246

Adjusted net earnings per share–basic ($/share)	0.05	0.01	0.15	0.05

SUMMARY OF QUARTERLY RESULTS

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2018	2018	2018	2017	2017	2017	2017	2016

Gold revenue ($ in thousands)	323,855	284,806	344,288	173,990	154,109	164,322	146,256	181,189

Net income (loss) for the period ($ in thousands)	16,036	21,333	57,428	34,466	12,393	19,264	(4,557)	8,077

Earnings (loss) per share(1) – basic ($)	0.01	0.02	0.06	0.03	0.01	0.02	(0.01)	0.01

Earnings (loss) per share(1) – diluted ($)	0.01	0.02	0.04	0.03	0.00	0.02	(0.01)	0.00

Cash flows from operating activities ($ in thousands)	143,235	86,211	147,276	25,606	41,772	48,023	39,599	82,338

Gold sold (ounces)	268,527	220,738	259,837	137,695	121,597	131,737	119,937	151,524

Average realized gold price ($/ounce)	1,206	1,290	1,325	1,264	1,267	1,247	1,219	1,196

Gold produced, excluding Fekola pre-commercial production results(2) (ounces)	242,040	240,093	239,684	167,850	129,288	121,448	132,736	140,651

Gold produced, total including Fekola pre-commercial production results(2) (ounces)	242,040	240,093	239,684	240,753	135,628	121,448	132,736	140,651

Cash operating costs(2)(3) ($/ounce gold)	504	474	481	565	563	631	564	546

Total cash costs(2)(3) ($/ounce gold)	587	552	569	611	614	678	607	591

All-in sustaining costs(2)(3) ($/ounce gold)	749	721	750	905	921	974	889	877

Adjusted net income(2)(3) ($ in thousands)	44,941	46,344	57,341	5,704	13,887	12,851	19,357	2,506

Adjusted earnings per share(2)(3) - basic ($)	0.05	0.05	0.06	0.01	0.01	0.01	0.00	0.00

(1)	Attributable to the shareholders of the Company.

(2)	Starting December 1, 2017, the table includes results from the Fekola Mine which reached commercial production November 30, 2017.

(3)
Non-IFRS Measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company’s financial statements, refer to “Non-IFRS Measures”.

The results in the first three quarters of 2018 reflect the impact of the first three full quarters of production from the Fekola Mine, which achieved commercial production on November 30, 2017. Quarterly gold revenue in the first quarter of 2018 increased due to a full quarter of sales from the Fekola Mine, including sales of bullion held in inventory at December 31, 2017, as well as an increase in the average realized gold price. Quarterly gold revenue in the second quarter of 2018 decreased from the first quarter of 2018 due to lower ounces sold and a lower realized gold price. Quarterly gold revenue in the third quarter of 2018 increased from the second quarter of 2018 due to higher ounces sold offset by a lower realized gold price. Quarterly gold revenue in 2017 decreased from 2016 levels due to lower production levels in 2017 compared to 2016 as well as a decrease in the average realized gold price. Net income in 2018 reflects the results of the low-cost Fekola production. Net income in the 2016 quarters also reflect the strong operating performance of the mines.
Quarterly cash flows provided by operating activities for the first three quarters of 2018 reflect the cash flows from first three full quarters of commercial production from the Fekola Mine. Quarterly cash flows provided by operating activities for the first and second quarters of 2017 included $15 million each in proceeds from the Company's Prepaid Sales transactions. The higher cash flows provided by operating activities in 2016 compared to 2017 reflect higher revenues and strong operational mine results in 2016. In the fourth quarter of 2017, cash flows provided by operating activities were lower than the third quarter of 2017 due to working capital increases for inventory relating to the Fekola Mine.
OUTLOOK
B2Gold enjoyed a record first nine months of 2018, with record gold revenue, gold sales and gold production resulting from the first three full quarters of commercial production from its newest mine, the Fekola Mine. 2018 has been another transformative, record-setting year of low-cost gold production for B2Gold. With the Company’s dramatic increase in gold production and cash from operations in 2018 and commitment to the pursuit of continued growth through the exploration and development of the Company's existing pipeline of assets, B2Gold remains well on target to continue its transformational growth in 2018, including consolidated gold production of between 920,000 and 960,000 ounces. This represents an increase in annual consolidated gold production of approximately 300,000 ounces (49%) in 2018 from 2017.

The Fekola Mine success is the latest in a series of accretive acquisitions, construction and exploration successes that have resulted in a steady rise in profitable production over the last 11 years, from 2007, when B2Gold was created as a junior exploration company with no gold production, to the projected revised 2018 production range of between 920,000 and 960,000 ounces of gold from the Company’s five gold mines in four countries. In 2016, the Company made a strategic decision to fund the construction of the Fekola Mine without using equity to fund part of the construction cost. Construction and pre-development of the Fekola Mine were funded using a combination of operating cash flows from the Company's existing mines, prepaid gold sales and available debt facility capacity including the Company's RCF and Fekola equipment financing loans. With the successful and earlier than anticipated ramp up of the Fekola Mine in 2017, the Company is significantly reducing its overall consolidated debt levels including the repayment of the Company's $259 million convertible notes which occurred on October 1, 2018.

The Company's dramatic growth has been driven by a number of key factors. Amongst them are: the Company’s disciplined approach to acquisitions, based on detailed due diligence by B2Gold’s experienced, technical, legal and financial teams; the Company's demonstrated track record of success in operating in numerous countries worldwide, the outstanding performance of our in-house construction team; B2Gold’s highly-experienced exploration team that has realized significant exploration success at the Company’s properties; and our dedicated country and mine management teams and employees, who are supported and empowered by our corporate executive and management teams.

In October 2018, the Company made an announcement (see news release dated 10/25/2018) of a substantial increase in the Mineral Resource estimate for the Fekola Mine and with positive results from the ongoing Fekola mill expansion study to date, there is potential to increase the Fekola Mine life while at the same time increasing the Fekola mill throughput tonnage and increase annual gold production from Fekola with moderate capital expenditure. In addition, the Fekola North Extension remains open to the north.

For the remainder of 2018, exploration drilling will continue to the immediate north and west of Fekola, and at the Anaconda zones approximately 20 km from Fekola. In 2019, the Company plans to continue its successful drilling to convert Fekola’s Inferred Resources to Reserves, further explore through drilling the potential to the north and west of Fekola, and continue drilling at and beneath the Anaconda saprolite zone.

Looking forward, B2Gold plans to: continue to optimize production from its gold mines; strive to maintain its outstanding health and safety records; continue its commitment to Corporate Social Responsibility; remain in a strong financial position while reducing debt levels; and pursue further organic growth through the exploration and development of our impressive pipeline of existing properties and new exploration initiatives.

Finally, B2Gold will continue to acquire exploration opportunities directly and consider potential growth through joint-ventures with high-quality exploration projects.
OUTSTANDING SHARE DATA
At November 6, 2018, 990,357,253 common shares were outstanding. In addition, there were approximately 71 million stock options outstanding with exercise prices ranging between Cdn.$1.12 to Cdn.$4.05 per share and approximately 2 million RSUs outstanding.

CAUTION ON FORWARD-LOOKING INFORMATION

Production results and production guidance presented in this MD&A reflect the total production at the mines B2Gold operates on a 100% basis. Please see in conjunction our Annual Information Form, dated March 23, 2018, and the contents of this MD&A for a discussion of our ownership interest in the mines B2Gold operates.

This MD&A includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; and other statements regarding future or estimated financial and operational performance events, gold production and sales, revenues and cash flows, capital and operating costs, including projected cash operating costs and all-in sustaining costs, and budgets; statements regarding future or estimated mine life, metal price assumptions, ore grades and sources, stripping ratios, throughput, ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: B2Gold expecting to have reduced its total debt outstanding to approximately $500 million by December 31, 2018, and such being a reduction of approximately $200 million for the year; B2Gold utilizing the balance of its undrawn equipment loan facilities for equipment purchases in 2018 and early 2019; the majority balance of B2Gold's accrued taxes becoming due and being paid in the first and second quarters of 2019 (in conjunction with the filing of the related 2018 corporate income tax returns); the engineering study to evaluate the Fekola mill expansion potential along with the evaluation of larger mining fleet options being completed by year-end 2018, the results thereof being fed into an overall mine/mill expansion evaluation to optimize the economics of the significantly larger, new Fekola Mineral Resource, and a technical report being written once the expansion study is completed; additional process equipment upgrades being required at the Fekola Mine mill, and such being determined in the expansion study along with capital and operating cost estimates; based on the current mine plan, the mill recoveries at the Fekola Mine continuing to be within the range of design (92.7%) and observed year-to-date (95.0%) recoveries and a minimum 10% increase in recoveries (to 5.5 million tonnes per annum) being sustainable; the availability of grinding and debottlenecking studies to determine the maximum throughput the Fekola Mine mills can achieve, and the timing thereof; high-grade stockpiles at the Fekola Mine being scheduled for processing in 2019; B2Gold's loan to the State of Mali being expected to be satisfied by netting it off against any ordinary dividends receivable by the State of Mali for its second 10% participating interest in Fekola SA until such time as the full amount of any principal and accrued interest outstanding under the loan are extinguished; the Masbate expansion coming online, the timing thereof, and that the expansion is projected to keep Masbate's average annual gold production near 200,000 ounces per year during the mining phase and is expected to keep average gold production above 100,000 ounces per year when the low- grade stockpiles are processed at the end of the open-pit mine life; higher grade ore production being planned to resume from the Wolfshag Pit late in 2019; production from the underground operation at Jabali Antenna Underground project being anticipated to commence by late fourth quarter 2018; B2Gold anticipating it will receive the mine permit for Jabali Antenna Pit in time to start production from the pit in the third quarter of 2019; the results of El Limon Mine plant expansion being expected to be a longer mine life with higher gold production and lower cash operating costs and all-in sustaining costs, the LoM of El Limon Mine being estimated to be extended over 10 years with projected total gold production of approximately 750,000 ounces of gold during the mining phase and an additional 11+ years by processing historic mine tailings, for a total projected total gold production of approximately 985,000 ounces of gold over 21 years; the expected average annual gold production of El Limon Mine being approximately 75,000 ounces per year during approximately 10 years of mining, while production being expected to average over 18,000 ounces of gold per year for 11+ years when subsequently processing tailings from historic high-grade mining, it being expected that the estimated average direct cash operating costs per ounce will be below $600 with a reduced projected all-in sustaining costs of approximately $900 per ounce of gold (excluding expansion capital costs), and the estimated expansion capital cost being approximately $35 million over a period of approximately 16 months for plant upgrades and expansion; the new Mineral Resources at El Limon Central zone providing long term, open-pit feed to blend with the underground ore; approximately 60% of the El Limon plant feed being planned to come from open pits which have an overall strip ratio in the range of 16 tonnes of waste to 1 tonne of mill feed and at the end of the mine life; El Limon Mine plant feed being expected to come from the old tailings at a rate of 600,000 tonnes per annum; El Limon mine optimization studies being expected to be completed in the first quarter of 2019; B2Gold expecting that its ownership in Gramalote will be diluted down to approximately 48%; B2Gold reassessing its options with respect to the future of the Gramalote Project upon completion of the 2018 work program and evaluation of the results thereof; further Anaconda exploration results being expected to be released in November 2018; metallurgical, environmental and social baseline studies at Toega continuing throughout the remainder of 2018; exploration results from the Toega Prospect drill program being expected in the latter part of 2018; the requirement for B2Gold to record leases as finance leases being expected to increase lease assets and lease liabilities on B2Gold's consolidated balance sheet; IFRS 16 resulting in the lease expense previously recognized for operating leases being replaced with depreciation expense for lease assets and interest and financing expense for lease liabilities; B2Gold expecting to recognize additional leases on the consolidated balance sheet, on the transition date of January 1, 2019, and such increasing both the short and long-term liabilities and mining interest balances; lease expenses being removed and it being expected that there will be a reduction in production costs, as a result of recognizing additional lease obligations; depreciation expense and interest and financing expense being expected to increase as a result of the recognition of additional lease assets and the associated lease obligations; B2Gold's planning to continue with the contract assessment and calculations for its remaining locations and the timing thereof; B2Gold remaining well on target to continue its transformational growth in 2018, including consolidated gold production of between 920,000 and 960,000 ounces (revised higher from the original guidance range of between 910,000 and 950,000 ounces) and such representing an increase in annual consolidated gold production of approximately 300,000 ounces in 2018 from 2017; B2Gold planning to: continue to optimize production from its gold mines; strive to maintain its outstanding health and safety records; continue its commitment to Corporate Social Responsibility; remain in a strong financial position while reducing debt levels; and pursue further organic growth through the exploration and development of its impressive pipeline of existing properties and new exploration initiatives; brownfields exploration making up approximately 80% of B2Gold's exploration budget, and such focusing on drilling campaigns on existing projects; exploration drilling continuing to the immediate north and west of Fekola, and at the Anaconda zones approximately 20 km from Fekola for the remainder of 2018; B2Gold planning to continue, in 2019, its successful drilling to convert Fekola’s Inferred Resources to Reserves, and further exploring, through drilling, the potential to the north and west of Fekola, and continuing drilling at and beneath the Anaconda saprolite zone; and B2Gold continuing to acquire exploration opportunities directly and considering potential growth through joint-ventures with high-quality exploration projects. Estimates of mineral resources and reserves are also forward-looking statements because they constitute projections regarding the amount of minerals that may be encountered in the future and/or the anticipated economics of production, should a production decision be made. All statements in this MD&A that address events or developments that we expect to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made.

Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond B2Gold’s control, including risks associated with or related to: the volatility of metal prices and B2Gold’s common shares; the dangers inherent in exploration, development and mining activities; the uncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in B2Gold’s feasibility studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; the current ongoing instability in Nicaragua; environmental regulations or hazards and compliance with complex regulations associated with mining activities; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by B2Gold; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on B2Gold’s operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines, Nicaragua and Burkina Faso and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; changes in tax laws; community support for B2Gold’s operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the final outcome of the audit by the Philippines Department of Environment and Natural Resources in relation to the Masbate Project; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws; as well as other factors identified and as described in more detail under the heading “Risk Factors” in B2Gold’s most recent Annual Information Form, B2Gold’s current Form 40-F Annual Report and B2Gold’s other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the “SEC”), which may be viewed at www.sedar.com and www.sec.gov, respectively (the “Websites”). The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements.

B2Gold’s forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to B2Gold’s ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; B2Gold’s ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

B2Gold’s forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. B2Gold does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities B2Gold will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

CAUTIONARY STATEMENT REGARDING MINERAL RESERVE AND RESOURCE ESTIMATES

The disclosure in this MD&A was prepared in accordance with Canadian National Instrument 43-101 (“NI 43-101”), which differs significantly from the current requirements of the SEC set out in Industry Guide 7. Accordingly, such disclosure may not be comparable to similar information made public by companies that report in accordance with Industry Guide 7. In particular, this MD&A may refer to “mineral resources” or “inferred mineral resources”. While these categories of mineralization are recognized and required by Canadian securities laws, they are not recognized by Industry Guide 7 and are not normally permitted to be disclosed in SEC filings by U.S. companies. U.S. investors are cautioned not to assume that any part of a “mineral resource” or “inferred mineral resource” will ever be converted into a “reserve.” In addition, “reserves” reported by the Company under Canadian standards may not qualify as reserves under Industry Guide 7. Under Industry Guide 7, mineralization may not be classified as a “reserve” unless the mineralization can be economically and legally extracted or produced at the time the “reserve” determination is made. Accordingly, information contained or referenced in this MD&A containing descriptions of the Company’s mineral deposits may not be compatible to similar information made public by U.S. companies subject to the reporting and disclosure requirements of Industry Guide 7. “Inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian reporting standards; however, Industry Guide 7 normally only permits issuers to report mineralization that does not constitute “reserves” by Industry Guide 7 standards as in-place tonnage and grade without reference to unit measures. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

QUALIFIED PERSONS

Peter Montano, Project Director, a qualified person under NI 43-101, has approved the disclosure of all other scientific and technical information related to operation matters contained in this MD&A. Tom Garagan, Senior Vice President of Exploration, a qualified person under NI 43-101, has approved the scientific and technical information regarding exploration matters contained in this MD&A. Dale Craig, Vice President of Operations at B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding engineering matters related to El Limon development contained in this MD&A. John Rajala, Vice President of Metallurgy at B2Gold, a qualified person under NI 43-101, has approved the scientific and technical information regarding engineering matters related to Fekola development contained in this MD&A.